
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
## BY ELECTRONIC FILERS

| GS Mortgage Securities Corp. | 0000807641 |
|---|---|
| (Exact Name of Registrant as Specified in Charter) | (Registrant CIK Number) |

| Form 8-K for July 2, 2004 | 333-100818 |
|---|---|
| (Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)) | (SEC File Number, if Available) |

N/A

(Name of Person Filing the Document (if Other Than the Registrant)

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 6, 2004.

GS MORTGAGE SECURITIES CORP.

By: _Howard Altarescu_
Name: Howard Altarescu
Title: Vice President

112630 GSR 2004-9
Form SE

# Exhibit Index

112630 GSR 2004-9
Form SE

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THIS PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET IS BEING FILED IN PAPER.

PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-9, Series 2004-9

112630 GSR 2004-9
Form SE



# $1,132,627,000 (approximate) of Offered Certificates

## GSR Mortgage Loan Trust 2004-9
### GS Mortgage Securities Corp., Depositor
### Mortgage Pass-Through Certificates, Series 2004-9

## Overview of the Offered Certificates

| Certificates | Group | Product Type | Approximate Certificate Balance [1] | Expected Ratings (S&P, Moody's or Fitch) | Expected Credit Enhancement Percentage [2] | Initial Pass-Through Rate [3] | Estimated Avg. Life (yrs) CPB [4] | Estimated Avg. Life (yrs) MAT [4] | Principal Payment Window CPB [4] | Principal Payment Window MAT [4] | Pricing Speed |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1A1 | 1 | 6 MO IO | 71,205,000 | AAA/Aaa | 3.50% | 3.053% | N/A | 4.39 | N/A | 08/04-05/34 | 20 CPR |
| 2A1 | 2 | 3/1 & 3/6 | 231,720,000 | AAA/Aaa | 3.50% | 4.719% | 1.93 | 3.27 | 08/04-06/07 | 08/04-06/34 | 25 CPB |
| 3A1 | 3 | 3/1 & 3/6 | 160,277,000 | AAA/Aaa | 3.50% | 3.692% | 2.05 | 4.07 | 08/04-05/07 | 08/04-06/34 | 20 CPB |
| 4A1 | 4 | 5/1 & 5/6 | 157,782,000 | AAA/Aaa | 3.50% | 4.984% | 2.56 | 3.30 | 08/04-06/09 | 08/04-06/34 | 25 CPB |
| 5A1 | 5 | 5/1 & 5/6 | 90,457,000 | AAA/Aaa | 3.50% | 4.073% | 2.89 | 4.17 | 08/04-06/09 | 08/04-06/34 | 20 CPB |
| 6A1 | 6 | 7/1 | 37,500,000 | AAA/Aaa | 3.50% | 3.935% | 0.50 | 0.50 | 08/04-07/05 | 08/04-07/05 | 20 CPB |
| 6A2 | 6 | 7/1 | 15,955,000 | AAA/Aaa | 3.50% | 3.935% | 1.25 | 1.25 | 07/05-01/06 | 07/05-01/06 | 20 CPB |
| 6A3 | 6 | 7/1 | 28,177,000 | AAA/Aaa | 3.50% | 3.935% | 2.00 | 2.00 | 01/06-02/07 | 01/06-02/07 | 20 CPB |
| 6A4 | 6 | 7/1 | 20,377,000 | AAA/Aaa | 3.50% | 3.935% | 3.00 | 3.00 | 02/07-01/08 | 02/07-01/08 | 20 CPB |
| 6A5 | 6 | 7/1 | 16,330,000 | AAA/Aaa | 3.50% | 3.935% | 4.00 | 4.00 | 01/08-02/09 | 01/08-02/09 | 20 CPB |
| 6A6 | 6 | 7/1 | 12,335,000 | AAA/Aaa | 3.50% | 3.935% | 5.00 | 5.00 | 02/09-01/10 | 02/09-01/10 | 20 CPB |
| 6A7 | 6 | 7/1 | 21,815,000 | AAA/Aaa | 3.50% | 3.935% | 6.32 | 6.64 | 01/10-05/11 | 01/10-07/12 | 20 CPB |
| 6A8 | 6 | 7/1 | 26,909,000 | AAA/Aaa | 3.50% | 3.935% | 6.82 | 11.80 | 05/11-05/11 | 07/12-05/34 | 20 CPB |
| 7A1 | 7 | 10/1 | 29,876,000 | AAA/Aaa | 3.50% | 5.192% | 0.50 | 0.50 | 08/04-07/05 | 08/04-07/05 | 20 CPB |
| 7A2 | 7 | 10/1 | 12,749,000 | AAA/Aaa | 3.50% | 5.192% | 1.25 | 1.25 | 07/05-01/06 | 07/05-01/06 | 20 CPB |
| 7A3 | 7 | 10/1 | 22,497,000 | AAA/Aaa | 3.50% | 5.192% | 2.00 | 2.00 | 01/06-02/07 | 01/06-02/07 | 20 CPB |
| 7A4 | 7 | 10/1 | 16,338,000 | AAA/Aaa | 3.50% | 5.192% | 3.00 | 3.00 | 02/07-01/08 | 02/07-01/08 | 20 CPB |
| 7A5 | 7 | 10/1 | 13,072,000 | AAA/Aaa | 3.50% | 5.192% | 4.00 | 4.00 | 01/08-02/09 | 01/08-01/09 | 20 CPB |
| 7A6 | 7 | 10/1 | 9,931,000 | AAA/Aaa | 3.50% | 5.192% | 5.00 | 5.00 | 02/09-01/10 | 01/09-01/10 | 20 CPB |
| 7A7 | 7 | 10/1 | 18,006,000 | AAA/Aaa | 3.50% | 5.192% | 6.69 | 6.68 | 01/10-09/12 | 01/10-09/12 | 20 CPB |
| 7A8 | 7 | 10/1 | 21,613,000 | AAA/Aaa | 3.50% | 5.192% | 9.58 | 12.07 | 09/12-06/14 | 09/12-06/34 | 20 CPB |
| 8A1 | 8 | Seasoned | 65,768,000 | AAA/Aaa | 3.50% | 5.970% | 0.86 | 0.92 | 08/04-04/07 | 08/04-02/27 | 65 CPB |
| B1 | All | All | 20,532,000 | AA | 1.70% | 4.456% | 3.96 | 7.18 | 08/04-06/14 | 08/04-06/34 | 20 CPB |
| B2 | All | All | 7,984,000 | A | 1.00% | 4.456% | 3.96 | 7.18 | 08/04-06/14 | 08/04-06/34 | 20 CPB |
| B3 | All | All | 3,422,000 | BBB | 0.70% | 4.456% | 3.96 | 7.18 | 08/04-06/14 | 08/04-06/34 | 20 CPB |

(1) The Certificate Sizes are approximate, based on projected scheduled July 1, 2004 balances of the Mortgage Loans, and subject to a +/- 5% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final Mortgage Loan pool as of the Cut-Off Date and rating agency analysis.

(3) For the Senior Certificates, the Pass-Through Rates with respect to each Distribution Date will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in the respective mortgage group. For the Subordinate certificates, the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in all eight mortgage loan groups, weighted on the basis of the related group subordinate amount.

(4) Average Life and Payment Windows are calculated based upon the applicable prepayment speeds to the reset date (CPB) or Maturity date. CPB implies prepayment in full is individually applied to each hypothetical mortgage loan at its next reset date.

**Goldman Sachs**

# $1,132,627,000 (approximate) of Offered Certificates

## GSR Mortgage Loan Trust 2004-9
### GS Mortgage Securities Corp., Depositor
### Mortgage Pass-Through Certificates, Series 2004-9

## Preliminary Collateral Description[1]

| | Group 1 6 Month Hybrids | Group 2 3 Year High Coupon Hybrids | Group 3 3 Year Low Coupon Hybrids | Group 4 5 Year High Coupon Hybrids | Group 5 5 Year Low Coupon Hybrids | Group 6 7 Year Hybrids | Group 7 10 Year Hybrids | Group 8 Seasoned Hybrids | Total |
|---|---|---|---|---|---|---|---|---|---|
| Aggregate Principal Balance | $74,533,451 | $242,549,910 | $167,767,753 | $165,156,294 | $94,684,584 | $187,783,023 | $150,815,845 | $68,842,119 | $1,152,132,980 |
| Average Loan Balance | $354,921 | $509,559 | $530,911 | $452,483 | $401,206 | $531,963 | $556,516 | $458,947 | $484,700 |
| Number of Loans | 210 | 476 | 316 | 365 | 236 | 353 | 271 | 150 | 2377 |
| Weighted Average Months to Roll | 5 | 36 | 35 | 60 | 59 | 82 | 120 | 32 | 57 |
| Weighted Average Remaining Term to Maturity | 359 | 359 | 359 | 360 | 359 | 358 | 360 | 325 | 357 |
| Gross WAC | 3.428% | 4.993% | 3.994% | 5.262% | 4.334% | 4.650% | 5.444% | 6.246% | 4.809% |
| Weighted Average Expense Rate before reset | 0.375% | 0.273% | 0.302% | 0.278% | 0.261% | 0.714% | 0.252% | 0.276% | 0.353% |
| Weighted Average Expense Rate after reset | 0.375% | 0.273% | 0.302% | 0.364% | 0.270% | 0.714% | 0.377% | 0.276% | 0.382% |
| Net WAC | 3.053% | 4.719% | 3.692% | 4.984% | 4.073% | 3.935% | 5.192% | 5.970% | 4.456% |
| Initial Cap | 0.000% | 2.071% | 2.042% | 5.000% | 5.000% | 5.000% | 5.000% | 3.858% | 3.561% |
| Periodic Cap | 0.000% | 1.976% | 1.965% | 1.935% | 1.977% | 2.000% | 2.000% | 2.000% | 1.849% |
| Lifetime Cap | 8.565% | 5.901% | 5.679% | 5.208% | 5.091% | 5.000% | 5.000% | 5.109% | 5.563% |
| Interest Rate Range | 2.750%-4.125% | 4.375%-7.375% | 2.875%-4.375% | 4.750%-6.875% | 2.625%-4.625% | 2.625%-5.750% | 4.250%-7.000% | 5.000%-7.375% | 2.625%-7.375% |
| Gross WAC Cap | 11.993% | 10.959% | 9.674% | 10.469% | 9.425% | 9.650% | 10.444% | 11.355% | 10.385% |
| Six- Month LIBOR Indexed Percent | 100% | 2% | 4% | 6% | 2% | 0% | 0% | 0% | 9% |
| One-Year LIBOR Indexed Percent | 0% | 85% | 64% | 75% | 9% | 91% | 98% | 64% | 70% |
| One-Year CMT Indexed Percent | 0% | 13% | 33% | 19% | 89% | 9% | 2% | 36% | 21% |
| Weighted Average Gross Margin | 2.109% | 2.354% | 2.434% | 2.413% | 2.714% | 2.303% | 2.275% | 2.428% | 2.373% |
| Weighted Average Net Margin | 1.734% | 2.080% | 2.132% | 2.049% | 2.444% | 1.588% | 1.899% | 2.152% | 1.991% |
| Weighted Average FICO[2] | 722 | 719 | 731 | 720 | 740 | 735 | 734 | 714 | 727 |
| Weighted Average Original LTV | 71.80% | 74.73% | 70.48% | 74.50% | 74.57% | 69.75% | 68.03% | 69.86% | 71.89% |
| Interest Only Percent | 100% | 72% | 46% | 71% | 73% | 56% | 64% | 0% | 62% |
| Cash Out Refinance Percent | 26% | 17% | 31% | 15% | 3% | 21% | 16% | 24% | 19% |
| California Percent | 38% | 58% | 49% | 61% | 42% | 56% | 68% | 37% | 54% |
| Primary Residence Percent | 96% | 89% | 97% | 94% | 91% | 95% | 95% | 89% | 93% |
| Single Family and PUD Percent | 92% | 91% | 91% | 88% | 73% | 92% | 93% | 84% | 89% |
| Single Largest Zip Code Percent | 3% | 1% | 2% | 1% | 4% | 3% | 2% | 2% | 1% |
| Largest Individual Loan Balance | $1,885,000 | $1,880,000 | $1,380,000 | $1,100,000 | $1,404,410 | $1,600,000 | $1,500,000 | $968,196 | $1,885,000 |

(1) Using June 1, 2004 scheduled balances

(2) Consists of non-zero FICO values



# $1,132,627,000 (approximate) of Offered Certificates

## GSR Mortgage Loan Trust 2004-9
### GS Mortgage Securities Corp., Depositor
### Mortgage Pass-Through Certificates, Series 2004-9

## Time Table

| | |
|---|---|
| Cut-Off Date: | July 1, 2004 |
| Settlement Date: | July 30, 2004 |
| Distribution Date: | 25th of each month or the next business day |
| First Distribution Date: | August 25, 2004 |

## Features of the Transaction

■ Offering consists of certificates totaling approximately $1,132,627,000 of which $1,100,689,000 are expected to be rated AAA/Aaa by two of Fitch, S&P or Moody's. $20,532,000 are expected to be rated AA, $7,984,000 are expected to be rated A and $3,422,000 are expected to be rated BBB by one of Fitch, S&P or Moody's.

■ The expected amount of credit support for each group of senior certificates will be approximately 3.50% (+/- 0.50%).

■ All collateral consists of 6 month, 3/6, 3/1, 5/6, 5/1, 7/1,10/1 and seasoned hybrid adjustable rate mortgage loans with 99.54% set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.

## Structure of the Certificates

Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class B1, Class B2, Class B3 Certificates (the "Senior Subordinate Certificates") and the Class B4, Class B5 and Class B6 Certificates (the "Junior Subordinate Certificates", not offered hereby, and together with the Senior Subordinate Certificates, the "Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest and, therefore, provide credit protection to the Class 1A1, the Class 2A1, the Class 3A1, the Class 4A1, the Class 5A1, the Class 6A1 through Class 6A8, the Class 7A1 through Class 7A8 and the Class 8A Certificates (collectively the "Senior Certificates"). In addition, for the first seven years after the Settlement Date, subject to the exception described below, all principal prepayments will be used to pay down the Senior Certificates, which is intended to increase the relative proportion of Subordinate Certificates to the Senior Certificates and thereby increase the amount of subordination to the Senior Certificates. After such time, and subject to certain loss and delinquency criteria, the Subordinate Certificates will receive increasing portions of unscheduled principal prepayments from the Mortgage Loans. The prepayment percentages on the Subordinate Certificates are as follows:

| Distribution Date | Shift Percentage |
|---|---|
| August 2004 – July 2011 | 0% |
| August 2011 – July 2012 | 30% |
| August 2012 – July 2013 | 40% |
| August 2013 – July 2014 | 60% |
| August 2014 – July 2015 | 80% |
| August 2015 and after | 100% |

If before the Distribution Date in August 2007 the credit support to the Senior Certificates is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in August 2007 the credit support is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

## Key Terms

**Issuer:** GSR Mortgage Loan Trust 2004-9

**Depositor:** GS Mortgage Securities Corp

**Originators:** Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.

**Servicers:** Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.

**Master-Servicer:** Chase Manhattan Mortgage Corporation

**Securities Administrator:** JP Morgan Chase Bank

**Trustee:** Wachovia Bank, National Association

**Rating Agencies:** Two of Fitch, S&P or Moody's

**Type of Issuance:** Public, except for the Class B4, Class B5 and Class B6 Certificates

**Servicer Advancing:** To the extent requested by the rating agencies, the Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.

**Compensating Interest:** With respect to ABN AMRO, Bank of America, Bank One, Washington Mutual and National City, the Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of the aggregate servicing compensation. With respect to Countrywide, Indymac, and Wells Fargo, the servicer is required to cover interest shortfalls as a result of full prepayment to the extent of one-half of their aggregate servicing compensation.

**Interest Accrual:** On a 30/360 basis; the accrual period is the calendar month preceding the month of each Distribution Date.

**Group 1 Mortgage Loans:** The Group 1 Mortgage Loans consist of 100% 6 Month LIBOR Hybrid ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans adjust every 6 months. 100% of the Group 1 Mortgage Loans require only the payment of interest until the maturity date. The mortgage interest rates will be indexed to the 6 month LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 1 Mortgage Loans do not have an Initial or Periodic Interest Rate Cap. The mortgage loans are subject to lifetime maximum mortgage interest rates, which are generally 8.565% over the initial mortgage interest rate on a weighted average basis.[2]

**Group 2 Mortgage Loans:** The Group 2 Mortgage Loans consist of 2% 3/1 and 3/6 High Coupon Six-Month LIBOR Hybrid Arms, 85% 3/1 and 3/6 High Coupon One-Year LIBOR Hybrid Arms, and 13% 3/1 and 3/6 High Coupon One-Year CMT Hybrid ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 72% of the Group 2 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to

---

[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Page 4 of 7

**Group 2 Mortgage Loans (Cont'd):** Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 2 Mortgage Loans have Periodic Interest Rate Caps of 2.071% for the first adjustment date and 1.976% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.901% over the initial mortgage interest rate on a weighted average basis.[2]

**Group 3 Mortgage Loans:** The Group 3 Mortgage Loans consist of 4% 3/1 and 3/6 Low Coupon Six-Month LIBOR, 64% 3/1 and 3/6 Low Coupon One-Year LIBOR and 33% 3/1 and 3/6 Low Coupon One-Year CMT Hybrid ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 46% of the Group 3 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually and semi-annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 3 Mortgage Loans have a Periodic Interest Rate Cap of 2.042% for the first adjustment date and 1.965% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.679% over the initial mortgage interest rate, on a weighted average basis.[2]

**Group 4 Mortgage Loans:** The Group 4 Mortgage Loans consist of 6% 5/1 and 5/6 High Coupon Six-Month LIBOR Hybrid Arms, 75% 5/1 and 5/6 High Coupon One-Year LIBOR Hybrid ARMs and 19% 5/1 and 5/6 High Coupon One-Year CMT Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 71% of the Group 4 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 4 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 1.935% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.208% over the initial mortgage interest rate, on a weighted average basis[2]

**Group 5 Mortgage Loans:** The Group 5 Mortgage Loans consist of 2% 5/1 and 5/6 Low Coupon Six-Month LIBOR Hybrid Arms, 9% 5/1 and 5/6 Low Coupon One-Year LIBOR Hybrid ARMs, and 89% 5/1 and 5/6 Low Coupon LIBOR Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 73% of the Group 5 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 5 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 1.977% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.091% over the initial mortgage interest rate, on a weighted average basis.[2]

---

[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

**Group 6 Mortgage Loans:** The Group 6 Mortgage Loans consist of 91% One-Year LIBOR Hybrid ARMs and 9% One-Year CMT Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 7 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 56% of the Group 6 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 6 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.000% over the initial mortgage interest rate, on a weighted average basis.[2]

**Group 7 Mortgage Loans:** The Group 7 Mortgage Loans consist of 98% 10/1 One-Year LIBOR Hybrid ARMs and 2% 10/1 One-Year CMT Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 10 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 64% of the Group 7 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 7 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.000% over the initial mortgage interest rate, on a weighted average basis.[2]

**Group 8 Mortgage Loans:** The Group 8 Mortgage Loans consist of seasoned Hybrid Arm Loans, 64% of which are indexed to One-Year LIBOR and 36% to One-Year CMT, and all of which are secured by first lien, one-to-four family residential properties. The weighted average age of the Group 8 Mortgage Loans is 2.6 years. The Mortgage Loans have a weighted average fixed interest rate for 2.7 years after June 1, 2004 and thereafter the Mortgage Loans have a variable interest rate. None of the Group 8 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 8 Mortgage Loans have a Periodic Interest Rate Cap of 3.858% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.109% over the initial mortgage interest rate on a weighted average basis.[2]

---

[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination

**Expense Fee Rate:**   The "Expense Fee Rate" is comprised of primary servicing fees and lender paid mortgage insurance premiums, each as applicable. The weighted average Expense Fee Rate before the reset date will be equal to approximately 0.375%, 0.273%, 0.302%, 0.278%, 0.261%, 0.714%, 0.252% and 0.276% for Group 1, Group 2, Group 3, Group 4, Group 5, Group 6, Group 7 and Group 8 Mortgage Loans respectively. 68.89% of the Group 4 Mortgage loans, 7.14% of the Group 5 Mortgage Loans, and 100% of the Group 7 Mortgage Loans have a servicing fee increase of 0.125% after the first adjustment date. The Group 1, Group 2, Group 3, Group 6 and Group 8 Mortgage Loans do not have a servicing fee increase after the first adjustment date.

**Expected Subordination:**   3.50% (+/- 0.50%)

**Other Certificates:**   The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

| Certificate | Orig. Balance | WAC |
|---|---|---|
| B4 | $3,422,000 | 4.456% |
| B5 | $2,851,000 | 4.456% |
| B6 | $1,711,551 | 4.456% |

**Clean Up Call:**   10% of the Cut-off Date principal balance of the Mortgage Loans

**Tax Treatment:**   It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

**ERISA Eligibility:**   The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

**SMMEA Eligibility:**   The Senior and Class B1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

**Minimum Denomination:**   $25,000 for the Senior Certificates

**Delivery:**   Senior Certificates and Senior Subordinate Certificates – DTC

# Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

## Stats

| Stats | |
|---|---|
| Count: | 2,377 |
| Current Balance: | $1,152,132,980 |
| Average Current Balance: | $484,700 |
| Gross Weighted Average Coupon: | 4.809% |
| Net Weighted Average Coupon: | 4.456% |
| Weighted Average Expense Rate: | 0.353% |
| Weighted Average Expense Rate - after Reset: | 0.382% |
| Original Term: | 360 |
| Remaining Term: | 357 |
| Age: | 3 |
| Original Loan-to-Value Ratio: | 71.89% |
| Margin: | 2.373% |
| Net Margin: | 1.991% |
| Initial Periodic Cap: | 3.807% |
| Subsequent Periodic Cap: | 1.977% |
| Lifetime Cap: | 5.563% |
| Maximum Interest Rate: | 10.385% |
| Months to Next Roll: | 57 |
| FICO Score: | 727 |
| Max Zip Code Percentage: | 0.791% |

## ARM Type

| ARM Type | Count | Balance | Percent |
|---|---|---|---|
| 10/1s | 271 | $150,815,845 | 13.1% |
| 3/1s or 3/6s | 792 | 410,317,663 | 35.6 |
| 5/1s or 5/6s | 601 | 259,840,879 | 22.6 |
| 6MO | 210 | 74,533,451 | 6.5 |
| 7/1s | 353 | 187,783,023 | 16.3 |
| SEA | 150 | 68,842,119 | 6.0 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

## Principal Balance

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| Lower than $50,000.00 | 1 | $21,530 | 0.0% |
| $50,000.01 to $550,000.00 | 1,738 | 676,443,409 | 58.7 |
| $550,000.01 to $1,050,000.00 | 605 | 430,164,996 | 37.3 |
| $1,050,000.01 to $1,550,000.00 | 29 | 38,346,769 | 3.3 |
| $1,550,000.01 to $2,050,000.00 | 4 | 7,156,276 | 0.6 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

## Current Rate

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 2.500% to 2.999% | 22 | $9,458,562 | 0.8% |
| 3.000% to 3.499% | 77 | 33,456,349 | 2.9 |
| 3.500% to 3.999% | 263 | 106,419,693 | 9.2 |
| 4.000% to 4.499% | 410 | 202,761,317 | 17.6 |
| 4.500% to 4.999% | 719 | 358,178,976 | 31.1 |
| 5.000% to 5.499% | 395 | 193,726,197 | 16.8 |
| 5.500% to 5.999% | 294 | 154,304,833 | 13.4 |
| 6.000% to 6.499% | 134 | 65,441,816 | 5.7 |
| 6.500% to 6.999% | 56 | 25,395,342 | 2.2 |
| 7.000% to 7.499% | 7 | 2,989,896 | 0.3 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

## Age

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 2,140 | $1,047,361,191 | 90.9% |
| 3 to 5 | 46 | 18,619,662 | 1.6 |
| 6 to 8 | 15 | 6,291,190 | 0.5 |
| 9 to 11 | 25 | 10,547,097 | 0.9 |
| 15 to 17 | 1 | 471,721 | 0.0 |
| 21 and up | 150 | 68,842,119 | 6.0 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

## Original Loan-To-Value Ratio

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 142 | $76,988,102 | 6.7% |
| 50.001% to 60.000% | 163 | 89,387,760 | 7.8 |
| 60.001% to 70.000% | 435 | 240,568,519 | 20.9 |
| 70.001% to 75.000% | 313 | 159,259,719 | 13.8 |
| 75.001% to 80.000% | 1,220 | 580,296,217 | 47.8 |
| 80.001% to 85.000% | 11 | 4,272,462 | 0.4 |
| 85.001% to 90.000% | 54 | 19,172,066 | 1.7 |
| 90.001% to 95.000% | 39 | 12,388,135 | 1.1 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

## FICO Score

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| Missing | 2 | $679,363 | 0.1% |
| 550 to 599 | 1 | 256,114 | 0.0 |
| 600 to 649 | 122 | 55,368,458 | 4.8 |
| 650 to 699 | 477 | 218,498,854 | 19.0 |
| 700 to 749 | 989 | 490,704,361 | 42.6 |
| 750 to 799 | 749 | 369,162,937 | 32.0 |
| 800 to 849 | 37 | 17,462,894 | 1.5 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

## First Payment Year

| First Payment Year | Count | Balance | Percent |
|---|---|---|---|
| 1998 | 1 | $256,114 | 0.0% |
| 2001 | 109 | 50,408,410 | 4.4 |
| 2002 | 40 | 18,177,596 | 1.6 |
| 2003 | 36 | 15,760,467 | 1.4 |
| 2004 | 2,191 | 1,067,530,394 | 92.7 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

## States

| States | Count | Balance | Percent |
|---|---|---|---|
| AL | 6 | $2,707,809 | 0.2% |
| AR | 1 | 381,313 | 0.0 |
| AZ | 76 | 28,712,802 | 2.5 |
| CA | 1,199 | 623,216,474 | 54.1 |
| CO | 77 | 33,119,508 | 2.9 |
| CT | 31 | 15,426,686 | 1.3 |
| DC | 14 | 6,398,984 | 0.6 |
| DE | 3 | 1,575,903 | 0.1 |
| FL | 120 | 54,351,885 | 4.7 |
| GA | 45 | 17,961,927 | 1.6 |
| HI | 5 | 4,100,783 | 0.4 |
| IA | 1 | 150,000 | 0.0 |
| ID | 5 | 1,831,492 | 0.2 |
| IL | 89 | 41,348,481 | 3.6 |
| IN | 9 | 3,472,634 | 0.3 |
| KS | 4 | 1,790,181 | 0.2 |
| KY | 11 | 2,447,006 | 0.2 |
| LA | 3 | 931,231 | 0.1 |
| MA | 58 | 27,933,329 | 2.4 |
| MD | 43 | 19,363,683 | 1.7 |
| ME | 1 | 500,000 | 0.0 |
| MI | 44 | 20,615,607 | 1.8 |
| MN | 24 | 9,803,434 | 0.9 |
| MO | 11 | 5,041,749 | 0.4 |
| MT | 3 | 1,784,042 | 0.2 |
| NC | 26 | 13,331,909 | 1.2 |
| NE | 2 | 538,604 | 0.0 |
| NH | 3 | 792,463 | 0.1 |
| NJ | 49 | 24,519,762 | 2.1 |
| NM | 5 | 2,913,037 | 0.3 |
| NV | 68 | 29,967,283 | 2.6 |
| NY | 51 | 27,656,390 | 2.4 |
| OH | 27 | 8,053,807 | 0.7 |
| OK | 4 | 1,798,023 | 0.2 |
| OR | 15 | 7,247,502 | 0.6 |
| PA | 17 | 9,339,897 | 0.8 |
| RI | 3 | 1,529,594 | 0.1 |
| SC | 19 | 8,225,344 | 0.7 |
| TN | 11 | 3,507,385 | 0.3 |
| TX | 22 | 11,636,518 | 1.0 |
| UT | 13 | 6,065,791 | 0.5 |
| VA | 89 | 35,960,707 | 3.1 |
| VT | 1 | 433,000 | 0.0 |
| WA | 56 | 27,289,497 | 2.4 |
| WI | 10 | 5,203,285 | 0.5 |
| WY | 3 | 1,156,240 | 0.1 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Top 10 Zipcodes**

| | Count | Balance | Percent |
|---|---|---|---|
| 92130 | 11 | $9,109,287 | 0.8% |
| 92603 | 10 | 6,671,609 | 0.6 |
| 94550 | 11 | 6,121,850 | 0.5 |
| 92024 | 10 | 5,971,453 | 0.5 |
| 90272 | 8 | 5,916,788 | 0.5 |
| 92660 | 7 | 5,699,191 | 0.5 |
| 92673 | 9 | 5,460,396 | 0.5 |
| 92127 | 10 | 5,450,048 | 0.5 |
| 89052 | 12 | 5,388,565 | 0.5 |
| 92679 | 7 | 5,263,496 | 0.5 |
| Other | 2,282 | 1,091,080,296 | 94.7 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Index**

| | Count | Balance | Percent |
|---|---|---|---|
| 1 Year CMT | 562 | $244,825,863 | 21.2% |
| 1 Year Libor | 1,559 | 808,291,988 | 70.2 |
| 6 Months Libor | 256 | 99,015,129 | 8.6 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Margin**

| | Count | Balance | Percent |
|---|---|---|---|
| 1.001% to 1.500% | 13 | $6,629,345 | 0.6% |
| 1.501% to 2.000% | 47 | 21,495,622 | 1.9 |
| 2.001% to 2.500% | 1,647 | 822,689,787 | 71.4 |
| 2.501% to 3.000% | 661 | 297,335,767 | 25.8 |
| 3.001% to 3.500% | 8 | 3,584,310 | 0.3 |
| 3.501% to 4.000% | 1 | 398,148 | 0.0 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Initial Periodic Cap**

| | Count | Balance | Percent |
|---|---|---|---|
| 0.000% | 210 | $74,533,451 | 6.5% |
| 2.000% | 804 | 412,201,842 | 35.8 |
| 3.000% | 44 | 24,313,260 | 2.1 |
| 5.000% | 1,319 | 641,084,427 | 55.6 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Subsequent Periodic Cap**

| | Count | Balance | Percent |
|---|---|---|---|
| 0.000% | 210 | $74,533,451 | 6.5% |
| 1.000% | 46 | 24,481,678 | 2.1 |
| 2.000% | 2,121 | 1,053,117,851 | 91.4 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Lifetime Cap**

| | Count | Balance | Percent |
|---|---|---|---|
| 4.001% to 5.000% | 1,425 | $694,759,331 | 60.3% |
| 5.001% to 6.000% | 744 | 383,325,698 | 33.3 |
| 6.001% to 7.000% | 1 | 193,600 | 0.0 |
| 7.001% to 8.000% | 1 | 1,443,700 | 0.1 |
| 8.001% to 9.000% | 189 | 64,280,535 | 5.6 |
| 9.001% to 10.000% | 16 | 7,806,116 | 0.7 |
| 11.001% to 12.000% | 1 | 324,000 | 0.0 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Max Rate**

| | Count | Balance | Percent |
|---|---|---|---|
| 7.000% to 7.999% | 4 | $700,118 | 0.1% |
| 8.000% to 8.999% | 88 | 42,850,569 | 3.7 |
| 9.000% to 9.999% | 757 | 367,981,640 | 31.9 |
| 10.000% to 10.999% | 861 | 438,481,239 | 38.1 |
| 11.000% to 11.999% | 429 | 213,259,978 | 18.5 |
| 12.000% to 12.999% | 233 | 86,713,107 | 7.5 |
| 13.000% to 13.999% | 4 | 1,822,330 | 0.2 |
| 15.000% to 15.999% | 1 | 324,000 | 0.0 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Months to Roll**

| | Count | Balance | Percent |
|---|---|---|---|
| 0 | 3 | $783,706 | 0.1% |
| 1 to 6 | 219 | 78,928,203 | 6.9 |
| 7 to 36 | 904 | 461,956,956 | 40.1 |
| 37 to 60 | 623 | 269,805,053 | 23.4 |
| 61 to 84 | 353 | 187,783,023 | 16.3 |
| 85 to 120 | 275 | 152,876,039 | 13.3 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Delinquency**

| | Count | Balance | Percent |
|---|---|---|---|
| Current | 2,227 | $1,083,290,861 | 94.0% |
| Unknown | 150 | 68,842,119 | 6.0 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Balance**

| | Count | Balance | Percent |
|---|---|---|---|
| Conforming | 281 | $60,174,302 | 5.2% |
| Non - Conforming | 2,096 | 1,091,958,678 | 94.8 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Property Type**

| | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 1,529 | $737,681,710 | 64.0% |
| Planned Unit Development | 555 | 288,336,129 | 25.0 |
| Condominium | 277 | 115,573,522 | 10.0 |
| Two-to-Four Family | 16 | 10,541,620 | 0.9 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Occupancy Code**

| | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 2,209 | $1,075,783,171 | 93.4% |
| Second Home | 132 | 59,115,572 | 5.1 |
| Investment | 36 | 17,234,237 | 1.5 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Purpose**

| | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 1,345 | $649,479,374 | 56.4% |
| Rate/Term Refinance | 594 | 282,330,034 | 24.5 |
| Cash Out Refinance | 438 | 220,323,572 | 19.1 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Documentation Type**

| | Count | Balance | Percent |
|---|---|---|---|
| Asset Verification | 420 | $194,116,136 | 16.8% |
| Full Documentation | 1,202 | 575,340,155 | 49.9 |
| Income Verification | 106 | 50,680,136 | 4.4 |
| Missing | 82 | 38,221,807 | 3.3 |
| No Documentation | 567 | 293,774,746 | 25.5 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Prepayment Penalty Flag**

| | Count | Balance | Percent |
|---|---|---|---|
| N | 2,367 | $1,147,803,664 | 99.6% |
| Y | 10 | 4,329,316 | 0.4 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Interest Only**

| | Count | Balance | Percent |
|---|---|---|---|
| Y | 1,486 | $712,505,766 | 61.8% |
| N | 891 | 439,627,215 | 38.2 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Mortgage Insurance**

| | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 2,273 | $1,116,300,317 | 96.9% |
| OLTV > 80 and Insured | 104 | 35,832,663 | 3.1 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Servicer**

| | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 1,494 | $747,851,381 | 64.9% |
| National City Mortgage | 143 | 72,417,784 | 6.3 |
| ABN | 13 | 6,655,947 | 0.6 |
| Bank of America | 98 | 44,282,139 | 3.8 |
| IndyMac | 131 | 67,194,574 | 5.8 |
| Wells Fargo | 291 | 109,651,332 | 9.5 |
| Washington Mutual | 169 | 86,431,904 | 7.5 |
| Bank One | 38 | 17,647,920 | 1.5 |
| Total: | 2,377 | $1,152,132,980 | 100.0% |

**Stats**

| | |
|---|---|
| Count: | 210 |
| Current Balance: | $74,533,451 |
| Average Current Balance: | $354,921 |
| Gross Weighted Average Coupon: | 3.428% |
| Net Weighted Average Coupon: | 3.053% |
| Weighted Average Expense Rate: | 0.375% |
| Weighted Average Expense Rate - after Reset: | 0.375% |
| Original Term: | 360 |
| Remaining Term: | 359 |
| Age: | 1 |
| Original Loan-to-Value Ratio: | 71.80% |
| Margin: | 2.109% |
| Net Margin: | 1.734% |
| Initial Periodic Cap: | 0.000% |
| Subsequent Periodic Cap: | 0.000% |
| Lifetime Cap: | 8.565% |
| Maximum Interest Rate: | 11.993% |
| Months to Next Roll: | 5 |
| FICO Score: | 722 |
| Max Zip Code Percentage: | 2.529% |

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 204 | $73,320,328 | 98.4% |
| 3 to 5 | 4 | 876,748 | 1.2 |
| 6 to 8 | 2 | 336,376 | 0.5 |
| Total: | 210 | $74,533,451 | 100.0% |

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 11 | $5,212,618 | 7.0% |
| 50.001% to 60.000% | 11 | 3,060,578 | 4.1 |
| 60.001% to 70.000% | 31 | 19,059,939 | 25.6 |
| 70.001% to 75.000% | 40 | 17,078,140 | 22.9 |
| 75.001% to 80.000% | 98 | 26,184,074 | 35.1 |
| 80.001% to 85.000% | 1 | 402,000 | 0.5 |
| 85.001% to 90.000% | 9 | 1,536,302 | 2.1 |
| 90.001% to 95.000% | 9 | 1,999,800 | 2.7 |
| Total: | 210 | $74,533,451 | 100.0% |

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| 600 to 649 | 11 | $4,522,920 | 6.1% |
| 650 to 699 | 56 | 17,842,294 | 23.9 |
| 700 to 749 | 69 | 28,072,289 | 37.7 |
| 750 to 799 | 71 | 23,306,998 | 31.3 |
| 800 to 849 | 3 | 788,950 | 1.1 |
| Total: | 210 | $74,533,451 | 100.0% |

| First Payment Year | Count | Balance | Percent |
|---|---|---|---|
| 2004 | 210 | $74,533,451 | 100.0% |
| Total: | 210 | $74,533,451 | 100.0% |

| ARM Type | Count | Balance | Percent |
|---|---|---|---|
| 6MO | 210 | $74,533,451 | 100.0% |
| Total: | 210 | $74,533,451 | 100.0% |

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| $50,000.01 to $200,000.00 | 76 | $11,051,760 | 14.8% |
| $200,000.01 to $350,000.00 | 64 | 17,173,183 | 23.0 |
| $350,000.01 to $500,000.00 | 36 | 15,309,292 | 20.5 |
| $500,000.01 to $650,000.00 | 15 | 8,916,800 | 12.0 |
| $650,000.01 to $800,000.00 | 1 | 765,500 | 1.0 |
| $800,000.01 to $950,000.00 | 6 | 5,260,360 | 7.1 |
| $950,000.01 to $1,100,000.00 | 4 | 4,033,518 | 5.4 |
| $1,100,000.01 to $1,250,000.00 | 1 | 1,106,313 | 1.5 |
| $1,250,000.01 to $1,400,000.00 | 1 | 1,365,000 | 1.8 |
| $1,400,000.01 to $1,550,000.00 | 4 | 5,875,450 | 7.9 |
| $1,700,000.01 to $1,850,000.00 | 1 | 1,791,276 | 2.4 |
| $1,850,000.01 to $2,000,000.00 | 1 | 1,885,000 | 2.5 |
| Total: | 210 | $74,533,451 | 100.0% |

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 2.750% to 2.999% | 16 | $7,806,116 | 10.5% |
| 3.000% to 3.249% | 14 | 6,248,535 | 8.4 |
| 3.250% to 3.499% | 49 | 19,912,014 | 26.7 |
| 3.500% to 3.749% | 79 | 25,164,362 | 33.8 |
| 3.750% to 3.999% | 51 | 13,958,724 | 18.7 |
| 4.000% to 4.249% | 1 | 1,443,700 | 1.9 |
| Total: | 210 | $74,533,451 | 100.0% |

| States | Count | Balance | Percent |
|---|---|---|---|
| AL | 1 | $175,000 | 0.2% |
| AZ | 23 | 6,243,231 | 8.4 |
| CA | 45 | 28,052,068 | 37.6 |
| CO | 26 | 6,353,007 | 8.5 |
| FL | 10 | 2,980,600 | 4.0 |
| GA | 9 | 2,767,185 | 3.7 |
| ID | 3 | 1,059,492 | 1.4 |
| IL | 7 | 2,465,805 | 3.3 |
| IN | 3 | 648,572 | 0.9 |
| KS | 1 | 302,000 | 0.4 |
| KY | 9 | 1,637,712 | 2.2 |
| LA | 1 | 100,800 | 0.1 |
| MA | 4 | 1,156,700 | 1.6 |
| MD | 5 | 2,862,500 | 3.8 |
| MI | 10 | 1,919,249 | 2.6 |
| MN | 4 | 864,400 | 1.2 |
| NH | 2 | 443,955 | 0.6 |
| NJ | 4 | 2,524,750 | 3.4 |
| NV | 6 | 2,022,415 | 2.7 |
| NY | 1 | 402,000 | 0.5 |
| OH | 9 | 1,860,292 | 2.5 |
| PA | 2 | 1,066,400 | 1.4 |
| SC | 1 | 123,000 | 0.2 |
| TN | 8 | 1,308,935 | 1.8 |
| TX | 1 | 400,000 | 0.5 |
| UT | 5 | 1,716,328 | 2.3 |
| VA | 6 | 1,850,599 | 2.5 |
| WA | 2 | 695,500 | 0.9 |
| WI | 2 | 162,958 | 0.2 |
| WY | 1 | 368,000 | 0.5 |
| Total: | 210 | $74,533,451 | 100.0% |

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 92130 | 1 | $1,885,000 | 2.5% |
| 92677 | 1 | 1,791,276 | 2.4 |
| 92679 | 1 | 1,500,000 | 2.0 |
| 95120 | 1 | 1,470,000 | 2.0 |
| 07670 | 1 | 1,461,750 | 2.0 |
| 92651 | 1 | 1,443,700 | 1.9 |
| 20854 | 1 | 1,365,000 | 1.8 |
| 85262 | 3 | 1,335,990 | 1.8 |
| 92625 | 1 | 1,106,313 | 1.5 |
| 84010 | 1 | 1,058,519 | 1.4 |
| Other | 198 | 60,115,904 | 80.7 |
| Total: | 210 | $74,533,451 | 100.0% |

| Index | Count | Balance | Percent |
|---|---|---|---|
| 6 Months Libor | 210 | $74,533,451 | 100.0% |
| Total: | 210 | $74,533,451 | 100.0% |

GSR 2004-9
As of June 1, 2004 - Preliminary

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 1.500% | 13 | $6,629,345 | 8.9% |
| 1.625% | 6 | 1,664,456 | 2.2 |
| 1.750% | 4 | 1,721,120 | 2.3 |
| 1.875% | 15 | 9,863,480 | 13.2 |
| 2.000% | 22 | 8,246,566 | 11.1 |
| 2.125% | 40 | 13,181,399 | 17.7 |
| 2.250% | 51 | 14,201,292 | 19.1 |
| 2.375% | 29 | 8,096,040 | 10.9 |
| 2.500% | 30 | 10,929,754 | 14.7 |
| Total: | 210 | $74,533,451 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 0.000% | 210 | $74,533,451 | 100.0% |
| Total: | 210 | $74,533,451 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 0.000% | 210 | $74,533,451 | 100.0% |
| Total: | 210 | $74,533,451 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 6.000% | 2 | $485,500 | 0.7% |
| 6.375% | 1 | 193,600 | 0.3 |
| 7.875% | 1 | 1,443,700 | 1.9 |
| 8.125% | 21 | 6,469,912 | 8.7 |
| 8.250% | 29 | 7,295,211 | 9.8 |
| 8.375% | 25 | 8,569,057 | 11.5 |
| 8.500% | 53 | 16,477,806 | 22.1 |
| 8.625% | 23 | 7,586,786 | 10.2 |
| 8.750% | 24 | 11,633,229 | 15.6 |
| 8.875% | 11 | 5,608,675 | 7.5 |
| 9.000% | 3 | 639,860 | 0.9 |
| 9.125% | 10 | 4,682,504 | 6.3 |
| 9.250% | 6 | 3,123,613 | 4.2 |
| 12.000% | 1 | 324,000 | 0.4 |
| Total: | 210 | $74,533,451 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 9.000% to 9.499% | 1 | $368,000 | 0.5% |
| 9.500% to 9.999% | 1 | 117,500 | 0.2 |
| 10.000% to 10.499% | 1 | 193,600 | 0.3 |
| 12.000% to 12.499% | 206 | 73,530,351 | 98.7 |
| 15.000% to 15.499% | 1 | 324,000 | 0.4 |
| Total: | 210 | $74,533,451 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 0 | 2 | $336,376 | 0.5% |
| 1 to 6 | 208 | 74,197,075 | 99.5 |
| Total: | 210 | $74,533,451 | 100.0% |

| Delinquency | Count | Balance | Percent |
|---|---|---|---|
| Current | 210 | $74,533,451 | 100.0% |
| Total: | 210 | $74,533,451 | 100.0% |

| Balance | Count | Balance | Percent |
|---|---|---|---|
| Conforming | 139 | $27,889,942 | 37.4% |
| Non - Conforming | 71 | 46,643,509 | 62.6 |
| Total: | 210 | $74,533,451 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 129 | $43,566,862 | 58.5% |
| Planned Unit Development | 62 | 24,961,379 | 33.5 |
| Condominium | 18 | 4,561,511 | 6.1 |
| Two-to-Four Family | 1 | 1,443,700 | 1.9 |
| Total: | 210 | $74,533,451 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 200 | $71,663,131 | 96.1% |
| Second Home | 10 | 2,870,320 | 3.9 |
| Total: | 210 | $74,533,451 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 72 | $28,266,413 | 37.9% |
| RateTerm Refinance | 93 | 26,702,185 | 35.8 |
| CashOut Refinance | 45 | 19,564,854 | 26.2 |
| Total: | 210 | $74,533,451 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Verification | 40 | $13,152,350 | 17.6% |
| Full Documentation | 170 | 61,381,101 | 82.4 |
| Total: | 210 | $74,533,451 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 210 | $74,533,451 | 100.0% |
| Total: | 210 | $74,533,451 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 210 | $74,533,451 | 100.0% |
| Total: | 210 | $74,533,451 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 191 | $70,595,349 | 94.7% |
| OLTV > 80 and Insured | 19 | 3,938,102 | 5.3 |
| Total: | 210 | $74,533,451 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 210 | $74,533,451 | 100.0% |
| Total: | 210 | $74,533,451 | 100.0% |

# Goldman, Sachs & Co.

GSR 2004-9
As of June 1, 2004 - Preliminary

## Stats

| | |
|---|---|
| Count: | 476 |
| Current Balance: | $242,549,910 |
| Average Current Balance: | $509,559 |
| Gross Weighted Average Coupon: | 4.993% |
| Net Weighted Average Coupon: | 4.719% |
| Weighted Average Expense Rate: | 0.273% |
| Weighted Average Expense Rate - after Reset: | 0.273% |
| Original Term: | 359 |
| Remaining Term: | 359 |
| Age: | 0 |
| Original Loan-to-Value Ratio: | 74.73% |
| Margin: | 2.354% |
| Net Margin: | 2.080% |
| Initial Periodic Cap: | 2.071% |
| Subsequent Periodic Cap: | 1.976% |
| Lifetime Cap: | 5.901% |
| Maximum Interest Rate: | 10.959% |
| Months to Next Roll: | 36 |
| FICO Score: | 719 |
| Max Zip Code Percentage: | 1.171% |

## Age

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 462 | $235,932,979 | 97.3% |
| 3 to 5 | 11 | 5,358,567 | 2.2 |
| 6 to 8 | 3 | 1,258,364 | 0.5 |
| Total: | 476 | $242,549,910 | 100.0% |

## States

| States | Count | Balance | Percent |
|---|---|---|---|
| AL | 1 | $356,330 | 0.1% |
| AZ | 9 | 4,224,573 | 1.7 |
| CA | 270 | 139,929,433 | 57.7 |
| CO | 12 | 6,147,824 | 2.5 |
| CT | 6 | 3,144,224 | 1.3 |
| DC | 1 | 600,000 | 0.2 |
| FL | 26 | 13,452,502 | 5.5 |
| GA | 7 | 4,117,783 | 1.7 |
| HI | 2 | 880,000 | 0.4 |
| IL | 12 | 5,713,136 | 2.4 |
| IN | 1 | 425,439 | 0.2 |
| KS | 2 | 858,590 | 0.4 |
| MA | 12 | 5,676,815 | 2.3 |
| MD | 5 | 2,547,006 | 1.1 |
| MI | 5 | 2,907,564 | 1.2 |
| MN | 4 | 1,982,208 | 0.8 |
| MO | 1 | 547,600 | 0.2 |
| MT | 1 | 500,000 | 0.2 |
| NC | 7 | 3,771,282 | 1.6 |
| NJ | 12 | 6,043,849 | 2.5 |
| NV | 26 | 11,845,581 | 4.9 |
| NY | 9 | 3,862,826 | 1.6 |
| OH | 2 | 942,306 | 0.4 |
| OK | 2 | 887,400 | 0.4 |
| OR | 5 | 2,843,594 | 1.2 |
| PA | 1 | 424,000 | 0.2 |
| RI | 1 | 379,594 | 0.2 |
| SC | 2 | 1,158,869 | 0.5 |
| TX | 3 | 1,705,881 | 0.7 |
| UT | 1 | 400,000 | 0.2 |
| VA | 15 | 6,919,562 | 2.9 |
| WA | 12 | 6,088,136 | 2.5 |
| WI | 2 | 1,266,000 | 0.5 |
| Total: | 476 | $242,549,910 | 100.0% |

## Original Loan-To-Value Ratio

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 11 | $7,665,202 | 3.2% |
| 50.001% to 60.000% | 15 | 8,390,017 | 3.5 |
| 60.001% to 70.000% | 91 | 48,464,694 | 20.0 |
| 70.001% to 75.000% | 78 | 40,067,732 | 16.5 |
| 75.001% to 80.000% | 254 | 127,090,120 | 52.4 |
| 80.001% to 85.000% | 2 | 853,390 | 0.4 |
| 85.001% to 90.000% | 15 | 6,054,373 | 2.5 |
| 90.001% to 95.000% | 10 | 3,964,382 | 1.6 |
| Total: | 476 | $242,549,910 | 100.0% |

## FICO Score

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| 600 to 649 | 36 | $17,101,307 | 7.1% |
| 650 to 699 | 95 | 48,968,797 | 20.2 |
| 700 to 749 | 237 | 119,186,082 | 49.1 |
| 750 to 799 | 101 | 53,537,724 | 22.1 |
| 800 to 849 | 7 | 3,756,000 | 1.5 |
| Total: | 476 | $242,549,910 | 100.0% |

## First Payment Year

| First Payment Year | Count | Balance | Percent |
|---|---|---|---|
| 2003 | 2 | $923,496 | 0.4% |
| 2004 | 474 | 241,626,414 | 99.6 |
| Total: | 476 | $242,549,910 | 100.0% |

## ARM Type

| ARM Type | Count | Balance | Percent |
|---|---|---|---|
| 3/1s or 3/6s | 476 | $242,549,910 | 100.0% |
| Total: | 476 | $242,549,910 | 100.0% |

## Principal Balance

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| $200,000.01 to $350,000.00 | 37 | $12,664,599 | 5.2% |
| $350,000.01 to $500,000.00 | 255 | 106,989,236 | 44.1 |
| $500,000.01 to $650,000.00 | 127 | 73,755,639 | 30.4 |
| $650,000.01 to $800,000.00 | 26 | 18,776,726 | 7.7 |
| $800,000.01 to $950,000.00 | 20 | 17,472,007 | 7.2 |
| $950,000.01 to $1,100,000.00 | 7 | 6,927,152 | 2.9 |
| $1,100,000.01 to $1,250,000.00 | 1 | 1,250,000 | 0.5 |
| $1,250,000.01 to $1,400,000.00 | 1 | 1,386,672 | 0.6 |
| $1,400,000.01 to $1,550,000.00 | 1 | 1,447,880 | 0.6 |
| $1,850,000.01 to $2,000,000.00 | 1 | 1,880,000 | 0.8 |
| Total: | 476 | $242,549,910 | 100.0% |

## Current Rate

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 4.250% to 4.499% | 34 | $17,718,822 | 7.3% |
| 4.500% to 4.749% | 110 | 56,050,812 | 23.1 |
| 4.750% to 4.999% | 136 | 67,471,173 | 27.8 |
| 5.000% to 5.249% | 54 | 27,588,090 | 11.4 |
| 5.250% to 5.499% | 42 | 20,264,035 | 8.4 |
| 5.500% to 5.749% | 44 | 24,005,133 | 9.9 |
| 5.750% to 5.999% | 44 | 23,102,777 | 9.5 |
| 6.000% to 6.249% | 6 | 3,680,168 | 1.5 |
| 6.250% to 6.499% | 1 | 514,400 | 0.2 |
| 6.500% to 6.749% | 2 | 1,054,000 | 0.4 |
| 6.750% to 6.999% | 1 | 370,000 | 0.2 |
| 7.250% to 7.499% | 2 | 730,500 | 0.3 |
| Total: | 476 | $242,549,910 | 100.0% |

## Top 10 Zipcodes

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 89052 | 7 | $2,840,686 | 1.2% |
| 95121 | 4 | 2,135,493 | 0.9 |
| 30327 | 2 | 2,073,800 | 0.9 |
| 89129 | 5 | 2,060,505 | 0.8 |
| 32550 | 4 | 2,048,200 | 0.8 |
| 98110 | 3 | 1,986,432 | 0.8 |
| 94123 | 1 | 1,880,000 | 0.8 |
| 91915 | 4 | 1,863,528 | 0.8 |
| 92660 | 3 | 1,836,589 | 0.8 |
| 92651 | 2 | 1,760,000 | 0.7 |
| Other | 441 | 222,064,677 | 91.6 |
| Total: | 476 | $242,549,910 | 100.0% |

## Index

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 Year CMT | 62 | $30,493,664 | 12.6% |
| 1 Year Libor | 404 | 206,350,823 | 85.1 |
| 6 Months Libor | 10 | 5,705,423 | 2.4 |
| Total: | 476 | $242,549,910 | 100.0% |

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 2.250% | 382 | $195,389,601 | 80.6% |
| 2.750% | 86 | 43,583,421 | 18.0 |
| 3.000% | 1 | 393,000 | 0.2 |
| 3.125% | 3 | 1,645,839 | 0.7 |
| 3.250% | 3 | 1,196,999 | 0.5 |
| 3.375% | 1 | 341,050 | 0.1 |
| Total: | 476 | $242,549,910 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 443 | $225,256,838 | 92.9% |
| 3.000% | 33 | 17,293,072 | 7.1 |
| Total: | 476 | $242,549,910 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 1.000% | 10 | $5,705,423 | 2.4% |
| 2.000% | 466 | 236,844,487 | 97.6 |
| Total: | 476 | $242,549,910 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% | 48 | $24,038,876 | 9.9% |
| 6.000% | 428 | 218,511,034 | 90.1 |
| Total: | 476 | $242,549,910 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 9.000% to 9.499% | 10 | $5,607,951 | 2.3% |
| 9.500% to 9.999% | 31 | 15,506,705 | 6.4 |
| 10.000% to 10.499% | 18 | 8,346,727 | 3.4 |
| 10.500% to 10.999% | 189 | 96,120,760 | 39.6 |
| 11.000% to 11.499% | 106 | 53,470,815 | 22.0 |
| 11.500% to 11.999% | 108 | 56,262,383 | 23.2 |
| 12.000% to 12.499% | 7 | 4,194,568 | 1.7 |
| 12.500% to 12.999% | 5 | 2,309,500 | 1.0 |
| 13.000% to 13.499% | 2 | 730,500 | 0.3 |
| Total: | 476 | $242,549,910 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 7 to 36 | 476 | $242,549,910 | 100.0% |
| Total: | 476 | $242,549,910 | 100.0% |

| Delinquency | Count | Balance | Percent |
|---|---|---|---|
| Current | 476 | $242,549,910 | 100.0% |
| Total: | 476 | $242,549,910 | 100.0% |

| Balance | Count | Balance | Percent |
|---|---|---|---|
| Non - Conforming | 476 | $242,549,910 | 100.0% |
| Total: | 476 | $242,549,910 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 293 | $152,827,214 | 63.0% |
| Planned Unit Development | 135 | 66,770,347 | 27.5 |
| Condominium | 41 | 18,170,199 | 7.5 |
| Two-to-Four Family | 7 | 4,782,150 | 2.0 |
| Total: | 476 | $242,549,910 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 422 | $216,436,690 | 89.2% |
| Second Home | 34 | 16,584,852 | 6.8 |
| Investment | 20 | 9,528,368 | 3.9 |
| Total: | 476 | $242,549,910 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 313 | $161,717,572 | 66.7% |
| CashOut Refinance | 85 | 41,639,387 | 17.2 |
| RateTerm Refinance | 78 | 39,192,951 | 16.2 |
| Total: | 476 | $242,549,910 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Verification | 66 | $35,233,795 | 14.5% |
| Full Documentation | 227 | 116,324,644 | 48.0 |
| Income Verification | 13 | 6,546,607 | 2.7 |
| No Documentation | 170 | 84,444,864 | 34.8 |
| Total: | 476 | $242,549,910 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 473 | $241,117,160 | 99.4% |
| Y | 3 | 1,432,750 | 0.6 |
| Total: | 476 | $242,549,910 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 337 | $173,756,823 | 71.6% |
| N | 139 | 68,793,087 | 28.4 |
| Total: | 476 | $242,549,910 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 449 | $231,677,765 | 95.5% |
| OLTV > 80 and Insured | 27 | 10,872,145 | 4.5 |
| Total: | 476 | $242,549,910 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 341 | $175,061,214 | 72.2% |
| National City Mortgage | 54 | 26,156,748 | 10.8 |
| IndyMac | 33 | 17,293,072 | 7.1 |
| Washington Mutual | 48 | 24,038,876 | 9.9 |
| Total: | 476 | $242,549,910 | 100.0% |

## Stats

Count: 316
Current Balance: $167,767,753
Average Current Balance: $530,911
Gross Weighted Average Coupon: 3.994%
Net Weighted Average Coupon: 3.692%
Weighted Average Expense Rate: 0.302%
Weighted Average Expense Rate - after Reset: 0.302%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 70.48%
Margin: 2.434%
Net Margin: 2.132%
Initial Periodic Cap: 2.042%
Subsequent Periodic Cap: 1.965%
Lifetime Cap: 5.679%
Maximum Interest Rate: 9.674%
Months to Next Roll: 35
FICO Score: 731
Max Zip Code Percentage: 1.883%

| ARM Type | Count | Balance | Percent |
| --- | --- | --- | --- |
| 3/1s or 3/6s | 316 | $167,767,753 | 100.0% |
| Total: | 316 | $167,767,753 | 100.0% |

| Principal Balance | Count | Balance | Percent |
| --- | --- | --- | --- |
| $200,000.01 to $350,000.00 | 21 | $7,199,472 | 4.3% |
| $350,000.01 to $500,000.00 | 167 | 70,414,643 | 42.0 |
| $500,000.01 to $650,000.00 | 74 | 42,866,478 | 25.6 |
| $650,000.01 to $800,000.00 | 21 | 15,520,590 | 9.3 |
| $800,000.01 to $950,000.00 | 14 | 12,117,223 | 7.2 |
| $950,000.01 to $1,100,000.00 | 17 | 16,902,614 | 10.1 |
| $1,250,000.01 to $1,400,000.00 | 2 | 2,746,734 | 1.6 |
| Total: | 316 | $167,767,753 | 100.0% |

| Current Rate | Count | Balance | Percent |
| --- | --- | --- | --- |
| 2.750% to 2.999% | 2 | $952,328 | 0.6% |
| 3.000% to 3.249% | 4 | 1,776,289 | 1.1 |
| 3.250% to 3.499% | 7 | 4,455,365 | 2.7 |
| 3.500% to 3.749% | 33 | 17,039,293 | 10.2 |
| 3.750% to 3.999% | 67 | 35,911,741 | 21.4 |
| 4.000% to 4.249% | 96 | 50,742,273 | 30.2 |
| 4.250% to 4.499% | 107 | 56,890,464 | 33.9 |
| Total: | 316 | $167,767,753 | 100.0% |

| Age | Count | Balance | Percent |
| --- | --- | --- | --- |
| 0 to 2 | 298 | $158,837,932 | 94.7% |
| 3 to 5 | 16 | 7,978,150 | 4.8 |
| 6 to 8 | 1 | 479,950 | 0.3 |
| 15 to 17 | 1 | 471,721 | 0.3 |
| Total: | 316 | $167,767,753 | 100.0% |

| Original Loan-To-Value Ratio | Count | Balance | Percent |
| --- | --- | --- | --- |
| 0.001% to 50.000% | 17 | $9,872,842 | 5.9% |
| 50.001% to 60.000% | 35 | 20,548,143 | 12.2 |
| 60.001% to 70.000% | 65 | 38,758,039 | 23.1 |
| 70.001% to 75.000% | 58 | 29,411,955 | 17.5 |
| 75.001% to 80.000% | 126 | 63,158,878 | 37.6 |
| 80.001% to 85.000% | 3 | 1,258,960 | 0.8 |
| 85.001% to 90.000% | 8 | 3,226,581 | 1.9 |
| 90.001% to 95.000% | 4 | 1,532,355 | 0.9 |
| Total: | 316 | $167,767,753 | 100.0% |

| FICO Score | Count | Balance | Percent |
| --- | --- | --- | --- |
| 600 to 649 | 17 | $7,386,145 | 4.4% |
| 650 to 699 | 57 | 27,753,730 | 16.5 |
| 700 to 749 | 125 | 71,154,101 | 42.4 |
| 750 to 799 | 113 | 58,960,431 | 35.1 |
| 800 to 849 | 4 | 2,513,346 | 1.5 |
| Total: | 316 | $167,767,753 | 100.0% |

| First Payment Year | Count | Balance | Percent |
| --- | --- | --- | --- |
| 2003 | 2 | $951,671 | 0.6% |
| 2004 | 314 | 166,816,082 | 99.4 |
| Total: | 316 | $167,767,753 | 100.0% |

| States | Count | Balance | Percent |
| --- | --- | --- | --- |
| AL | 2 | $1,040,014 | 0.6% |
| AZ | 11 | 6,235,818 | 3.7 |
| CA | 151 | 82,126,306 | 49.0 |
| CO | 10 | 4,926,754 | 2.9 |
| CT | 4 | 1,998,487 | 1.2 |
| DC | 2 | 1,379,000 | 0.8 |
| FL | 14 | 7,451,293 | 4.4 |
| GA | 8 | 3,714,985 | 2.2 |
| IL | 27 | 12,684,301 | 7.6 |
| IN | 3 | 1,544,120 | 0.9 |
| MA | 6 | 3,965,395 | 2.4 |
| MD | 8 | 3,712,512 | 2.2 |
| MI | 14 | 7,512,782 | 4.5 |
| MO | 2 | 919,360 | 0.5 |
| MT | 1 | 648,042 | 0.4 |
| NC | 4 | 2,550,781 | 1.5 |
| NH | 1 | 348,508 | 0.2 |
| NJ | 4 | 1,736,923 | 1.0 |
| NM | 1 | 559,175 | 0.3 |
| NV | 3 | 1,450,250 | 0.9 |
| NY | 3 | 1,885,065 | 1.1 |
| OH | 3 | 1,322,501 | 0.8 |
| OR | 3 | 1,579,704 | 0.9 |
| PA | 1 | 774,882 | 0.5 |
| RI | 1 | 650,000 | 0.4 |
| SC | 1 | 390,843 | 0.2 |
| TX | 3 | 1,427,460 | 0.9 |
| UT | 3 | 2,210,399 | 1.3 |
| VA | 8 | 3,708,722 | 2.2 |
| VT | 1 | 433,000 | 0.3 |
| WA | 11 | 5,760,370 | 3.4 |
| WI | 2 | 1,120,000 | 0.7 |
| Total: | 316 | $167,767,753 | 100.0% |

| Top 10 Zipcodes | Count | Balance | Percent |
| --- | --- | --- | --- |
| 94024 | 4 | $3,159,338 | 1.9% |
| 95070 | 3 | 2,104,933 | 1.3 |
| 95120 | 4 | 1,892,729 | 1.1 |
| 94568 | 3 | 1,838,971 | 1.1 |
| 32550 | 3 | 1,687,920 | 1.0 |
| 60610 | 3 | 1,603,021 | 1.0 |
| 85268 | 2 | 1,521,974 | 0.9 |
| 95135 | 3 | 1,400,029 | 0.8 |
| 92128 | 2 | 1,393,695 | 0.8 |
| 90402 | 1 | 1,380,000 | 0.8 |
| Other | 288 | 149,785,142 | 89.3 |
| Total: | 316 | $167,767,753 | 100.0% |

| Index | Count | Balance | Percent |
| --- | --- | --- | --- |
| 1 Year CMT | 104 | $54,624,042 | 32.6% |
| 1 Year Libor | 203 | 107,262,923 | 63.9 |
| 6 Months Libor | 9 | 5,880,788 | 3.5 |
| Total: | 316 | $167,767,753 | 100.0% |

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 2.250% | 202 | $106,262,973 | 63.3% |
| 2.750% | 113 | 61,104,358 | 36.4 |
| 3.125% | 1 | 400,422 | 0.2 |
| Total: | 316 | $167,767,753 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 305 | $160,747,565 | 95.8% |
| 3.000% | 11 | 7,020,188 | 4.2 |
| Total: | 316 | $167,767,753 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 1.000% | 9 | $5,880,788 | 3.5% |
| 2.000% | 307 | 161,886,965 | 96.5 |
| Total: | 316 | $167,767,753 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% | 106 | $53,796,031 | 32.1% |
| 6.000% | 210 | 113,971,722 | 67.9 |
| Total: | 316 | $167,767,753 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 8.000% to 8.499% | 5 | $3,041,647 | 1.8% |
| 8.500% to 8.999% | 47 | 24,399,203 | 14.5 |
| 9.000% to 9.499% | 79 | 39,438,810 | 23.5 |
| 9.500% to 9.999% | 38 | 20,045,130 | 11.9 |
| 10.000% to 10.499% | 131 | 71,852,098 | 42.8 |
| 10.500% to 10.999% | 13 | 6,489,540 | 3.9 |
| 11.500% to 11.999% | 2 | 1,856,825 | 1.1 |
| 13.000% to 13.499% | 1 | 644,500 | 0.4 |
| Total: | 316 | $167,767,753 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 7 to 36 | 316 | $167,767,753 | 100.0% |
| Total: | 316 | $167,767,753 | 100.0% |

| Delinquency | Count | Balance | Percent |
|---|---|---|---|
| Current | 316 | $167,767,753 | 100.0% |
| Total: | 316 | $167,767,753 | 100.0% |

| Balance | Count | Balance | Percent |
|---|---|---|---|
| Non - Conforming | 316 | $167,767,753 | 100.0% |
| Total: | 316 | $167,767,753 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 222 | $118,380,299 | 70.6% |
| Planned Unit Development | 63 | 34,636,270 | 20.6 |
| Condominium | 30 | 14,256,983 | 8.5 |
| Two-to-Four Family | 1 | 494,202 | 0.3 |
| Total: | 316 | $167,767,753 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 306 | $162,859,069 | 97.1% |
| Second Home | 10 | 4,908,684 | 2.9 |
| Total: | 316 | $167,767,753 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 141 | $74,673,620 | 44.5% |
| CashOut Refinance | 102 | 52,660,740 | 31.4 |
| RateTerm Refinance | 73 | 40,433,393 | 24.1 |
| Total: | 316 | $167,767,753 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Verification | 31 | $17,138,436 | 10.2% |
| Full Documentation | 226 | 118,152,296 | 70.4 |
| Income Verification | 2 | 1,450,000 | 0.9 |
| No Documentation | 57 | 31,027,021 | 18.5 |
| Total: | 316 | $167,767,753 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 315 | $167,415,753 | 99.8% |
| Y | 1 | 352,000 | 0.2 |
| Total: | 316 | $167,767,753 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| N | 175 | $91,423,717 | 54.5% |
| Y | 141 | 76,344,036 | 45.5 |
| Total: | 316 | $167,767,753 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 301 | $161,749,857 | 96.4% |
| OLTV > 80 and Insured | 15 | 6,017,896 | 3.6 |
| Total: | 316 | $167,767,753 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 95 | $52,093,502 | 31.1% |
| National City Mortgage | 89 | 46,261,035 | 27.6 |
| IndyMac | 11 | 7,020,188 | 4.2 |
| Washington Mutual | 121 | 62,393,028 | 37.2 |
| Total: | 316 | $167,767,753 | 100.0% |

## Stats

| Stats | |
|---|---|
| Count: | 365 |
| Current Balance: | $165,156,294 |
| Average Current Balance: | $452,483 |
| Gross Weighted Average Coupon: | 5.262% |
| Net Weighted Average Coupon: | 4.984% |
| Weighted Average Expense Rate: | 0.278% |
| Weighted Average Expense Rate - after Reset: | 0.364% |
| Original Term: | 360 |
| Remaining Term: | 360 |
| Age: | 0 |
| Original Loan-to-Value Ratio: | 74.50% |
| Margin: | 2.413% |
| Net Margin: | 2.049% |
| Initial Periodic Cap: | 5.000% |
| Subsequent Periodic Cap: | 1.935% |
| Lifetime Cap: | 5.208% |
| Maximum Interest Rate: | 10.469% |
| Months to Next Roll: | 60 |
| FICO Score: | 720 |
| Max Zip Code Percentage: | 1.081% |

| ARM Type | Count | Balance | Percent |
|---|---|---|---|
| 5/1s or 5/6s | 365 | $165,156,294 | 100.0% |
| Total: | 365 | $165,156,294 | 100.0% |

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| $50,000.01 to $200,000.00 | 22 | $3,322,706 | 2.0% |
| $200,000.01 to $350,000.00 | 41 | 13,208,340 | 8.0 |
| $350,000.01 to $500,000.00 | 206 | 84,888,506 | 51.4 |
| $500,000.01 to $650,000.00 | 65 | 37,815,128 | 22.9 |
| $650,000.01 to $800,000.00 | 17 | 12,582,845 | 7.6 |
| $800,000.01 to $950,000.00 | 5 | 4,300,574 | 2.6 |
| $950,000.01 to $1,100,000.00 | 9 | 9,038,196 | 5.5 |
| Total: | 365 | $165,156,294 | 100.0% |

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 4.750% to 4.999% | 119 | $54,487,303 | 33.0% |
| 5.000% to 5.249% | 69 | 29,728,057 | 18.0 |
| 5.250% to 5.499% | 62 | 26,760,569 | 16.2 |
| 5.500% to 5.749% | 37 | 17,574,943 | 10.6 |
| 5.750% to 5.999% | 54 | 26,074,206 | 15.8 |
| 6.000% to 6.249% | 18 | 8,057,967 | 4.9 |
| 6.250% to 6.499% | 4 | 1,487,550 | 0.9 |
| 6.750% to 6.999% | 2 | 985,700 | 0.6 |
| Total: | 365 | $165,156,294 | 100.0% |

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 354 | $162,195,948 | 98.2% |
| 3 to 5 | 9 | 2,458,811 | 1.5 |
| 6 to 8 | 2 | 501,535 | 0.3 |
| Total: | 365 | $165,156,294 | 100.0% |

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 15 | $6,801,692 | 4.1% |
| 50.001% to 60.000% | 17 | 8,450,044 | 5.1 |
| 60.001% to 70.000% | 54 | 30,777,743 | 18.6 |
| 70.001% to 75.000% | 27 | 12,474,926 | 7.6 |
| 75.001% to 80.000% | 232 | 99,809,813 | 60.4 |
| 85.001% to 90.000% | 11 | 4,089,259 | 2.5 |
| 90.001% to 95.000% | 9 | 2,752,818 | 1.7 |
| Total: | 365 | $165,156,294 | 100.0% |

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| 600 to 649 | 19 | $9,114,700 | 5.5% |
| 650 to 699 | 89 | 39,134,177 | 23.7 |
| 700 to 749 | 171 | 77,840,028 | 47.1 |
| 750 to 799 | 82 | 37,721,049 | 22.8 |
| 800 to 849 | 4 | 1,346,341 | 0.8 |
| Total: | 365 | $165,156,294 | 100.0% |

| First Payment Year | Count | Balance | Percent |
|---|---|---|---|
| 2003 | 2 | $501,535 | 0.3% |
| 2004 | 363 | 164,654,759 | 99.7 |
| Total: | 365 | $165,156,294 | 100.0% |

| States | Count | Balance | Percent |
|---|---|---|---|
| AZ | 12 | $3,888,856 | 2.4% |
| CA | 213 | 100,062,744 | 60.6 |
| CO | 8 | 4,391,104 | 2.7 |
| CT | 7 | 3,439,300 | 2.1 |
| DC | 2 | 971,600 | 0.6 |
| DE | 1 | 641,200 | 0.4 |
| FL | 23 | 9,269,795 | 5.6 |
| GA | 5 | 1,731,733 | 1.0 |
| HI | 2 | 1,817,933 | 1.1 |
| ID | 1 | 372,000 | 0.2 |
| IL | 7 | 3,315,588 | 2.0 |
| IN | 1 | 402,500 | 0.2 |
| MA | 7 | 3,885,494 | 2.4 |
| MD | 6 | 2,204,646 | 1.3 |
| MI | 2 | 958,800 | 0.6 |
| MN | 3 | 847,135 | 0.5 |
| NJ | 6 | 2,831,006 | 1.7 |
| NM | 1 | 364,000 | 0.2 |
| NV | 20 | 8,506,272 | 5.2 |
| NY | 11 | 5,004,577 | 3.0 |
| OH | 2 | 845,950 | 0.5 |
| OR | 1 | 460,000 | 0.3 |
| SC | 3 | 1,167,353 | 0.7 |
| TX | 3 | 147,904 | 0.1 |
| UT | 1 | 336,000 | 0.2 |
| VA | 12 | 4,664,105 | 2.8 |
| WA | 5 | 1,874,201 | 1.1 |
| WI | 2 | 774,497 | 0.5 |
| Total: | 365 | $165,156,294 | 100.0% |

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 92692 | 3 | $1,785,500 | 1.1% |
| 89052 | 3 | 1,753,200 | 1.1 |
| 92270 | 2 | 1,586,291 | 1.0 |
| 92886 | 3 | 1,586,000 | 1.0 |
| 91214 | 3 | 1,579,655 | 1.0 |
| 80220 | 2 | 1,559,141 | 0.9 |
| 92673 | 2 | 1,488,000 | 0.9 |
| 92056 | 3 | 1,479,449 | 0.9 |
| 90069 | 2 | 1,311,100 | 0.8 |
| 91423 | 2 | 1,288,750 | 0.8 |
| Other | 340 | 149,739,209 | 90.7 |
| Total: | 365 | $165,156,294 | 100.0% |

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 Year CMT | 86 | $31,189,574 | 18.9% |
| 1 Year Libor | 256 | 123,355,254 | 74.6 |
| 6 Months Libor | 23 | 10,711,467 | 6.5 |
| Total: | 365 | $165,156,294 | 100.0% |

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 2.250% | 233 | $111,315,328 | 67.4% |
| 2.500% | 1 | 336,027 | 0.2 |
| 2.750% | 130 | 53,104,939 | 32.2 |
| 2.875% | 1 | 400,000 | 0.2 |
| Total: | 365 | $165,156,294 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% | 365 | $165,156,294 | 100.0% |
| Total: | 365 | $165,156,294 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 1.000% | 23 | $10,711,467 | 6.5% |
| 2.000% | 342 | 154,444,828 | 93.5 |
| Total: | 365 | $165,156,294 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% | 295 | $130,862,980 | 79.2% |
| 6.000% | 70 | 34,293,314 | 20.8 |
| Total: | 365 | $165,156,294 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 9.500% to 9.999% | 88 | $39,349,798 | 23.8% |
| 10.000% to 10.499% | 94 | 38,366,816 | 23.2 |
| 10.500% to 10.999% | 120 | 57,752,654 | 35.0 |
| 11.000% to 11.499% | 59 | 27,667,327 | 16.8 |
| 11.500% to 11.999% | 4 | 2,019,700 | 1.2 |
| Total: | 365 | $165,156,294 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 37 to 60 | 365 | $165,156,294 | 100.0% |
| Total: | 365 | $165,156,294 | 100.0% |

| Delinquency | Count | Balance | Percent |
|---|---|---|---|
| Current | 365 | $165,156,294 | 100.0% |
| Total: | 365 | $165,156,294 | 100.0% |

| Balance | Count | Balance | Percent |
|---|---|---|---|
| Conforming | 35 | $7,004,307 | 4.2% |
| Non - Conforming | 330 | 158,151,988 | 95.8 |
| Total: | 365 | $165,156,294 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 245 | $108,755,636 | 65.9% |
| Planned Unit Development | 73 | 35,908,261 | 21.7 |
| Condominium | 46 | 19,722,397 | 11.9 |
| Two-to-Four Family | 1 | 770,000 | 0.5 |
| Total: | 365 | $165,156,294 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 341 | $154,470,434 | 93.5% |
| Second Home | 17 | 7,268,594 | 4.4 |
| Investment | 7 | 3,417,266 | 2.1 |
| Total: | 365 | $165,156,294 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 252 | $109,007,972 | 66.0% |
| Rate/Term Refinance | 64 | 32,203,269 | 19.5 |
| CashOut Refinance | 49 | 23,945,053 | 14.5 |
| Total: | 365 | $165,156,294 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Verification | 66 | $27,676,764 | 16.8% |
| Full Documentation | 230 | 103,168,856 | 62.5 |
| Income Verification | 23 | 10,961,060 | 6.6 |
| No Documentation | 46 | 23,349,615 | 14.1 |
| Total: | 365 | $165,156,294 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 359 | $162,611,728 | 98.5% |
| Y | 6 | 2,544,566 | 1.5 |
| Total: | 365 | $165,156,294 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 263 | $117,306,095 | 71.0% |
| N | 102 | 47,850,200 | 29.0 |
| Total: | 365 | $165,156,294 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 345 | $158,314,217 | 95.9% |
| OLTV > 80 and Insured | 20 | 6,842,078 | 4.1 |
| Total: | 365 | $165,156,294 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 239 | $113,932,355 | 69.0% |
| IndyMac | 70 | 34,293,314 | 20.8 |
| Wells Fargo | 56 | 16,930,625 | 10.3 |
| Total: | 365 | $165,156,294 | 100.0% |

# Goldman, Sachs & Co.

**GSR 2004-9**
**As of June 1, 2004 - Preliminary**

## Stats

| Stats | |
|---|---|
| Count: | 236 |
| Current Balance: | $94,684,584 |
| Average Current Balance: | $401,206 |
| Gross Weighted Average Coupon: | 4.334% |
| Net Weighted Average Coupon: | 4.073% |
| Weighted Average Expense Rate: | 0.261% |
| Weighted Average Expense Rate - after Reset: | 0.270% |
| Original Term: | 360 |
| Remaining Term: | 359 |
| Age: | 1 |
| Original Loan-to-Value Ratio: | 74.57% |
| Margin: | 2.714% |
| Net Margin: | 2.444% |
| Initial Periodic Cap: | 5.000% |
| Subsequent Periodic Cap: | 1.977% |
| Lifetime Cap: | 5.091% |
| Maximum Interest Rate: | 9.425% |
| Months to Next Roll: | 59 |
| FICO Score: | 740 |
| Max Zip Code Percentage: | 3.815% |

## ARM Type

| ARM Type | Count | Balance | Percent |
|---|---|---|---|
| 5/1s or 5/6s | 236 | $94,684,584 | 100.0% |
| Total: | 236 | $94,684,584 | 100.0% |

## Principal Balance

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| $50,000.01 to $200,000.00 | 28 | $4,414,887 | 4.7% |
| $200,000.01 to $350,000.00 | 70 | 19,147,612 | 20.2 |
| $350,000.01 to $500,000.00 | 81 | 33,298,004 | 35.2 |
| $500,000.01 to $650,000.00 | 40 | 22,929,723 | 24.2 |
| $650,000.01 to $800,000.00 | 8 | 5,819,525 | 6.1 |
| $800,000.01 to $950,000.00 | 3 | 2,673,119 | 2.8 |
| $950,000.01 to $1,100,000.00 | 5 | 4,997,305 | 5.3 |
| $1,400,000.01 to $1,550,000.00 | 1 | 1,404,410 | 1.5 |
| Total: | 236 | $94,684,584 | 100.0% |

## Current Rate

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 2.500% to 2.749% | 1 | $210,380 | 0.2% |
| 2.750% to 2.999% | 2 | 349,738 | 0.4 |
| 3.000% to 3.249% | 1 | 209,294 | 0.2 |
| 3.250% to 3.499% | 2 | 854,851 | 0.9 |
| 3.500% to 3.749% | 3 | 798,281 | 0.8 |
| 3.750% to 3.999% | 10 | 3,832,477 | 4.0 |
| 4.000% to 4.249% | 36 | 17,017,051 | 18.0 |
| 4.250% to 4.499% | 84 | 32,531,556 | 34.4 |
| 4.500% to 4.749% | 97 | 38,880,957 | 41.1 |
| Total: | 236 | $94,684,584 | 100.0% |

## Age

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 229 | $92,253,901 | 97.4% |
| 3 to 5 | 5 | 1,552,387 | 1.6 |
| 6 to 8 | 2 | 878,297 | 0.9 |
| Total: | 236 | $94,684,584 | 100.0% |

## Original Loan-To-Value Ratio

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 7 | $5,324,305 | 5.6% |
| 50.001% to 60.000% | 12 | 5,554,112 | 5.9 |
| 60.001% to 70.000% | 22 | 10,629,225 | 11.2 |
| 70.001% to 75.000% | 10 | 6,082,679 | 6.4 |
| 75.001% to 80.000% | 179 | 65,159,014 | 68.8 |
| 80.001% to 85.000% | 1 | 395,255 | 0.4 |
| 85.001% to 90.000% | 2 | 860,000 | 0.9 |
| 90.001% to 95.000% | 3 | 679,993 | 0.7 |
| Total: | 236 | $94,684,584 | 100.0% |

## FICO Score

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| 600 to 649 | 1 | $343,263 | 0.4% |
| 650 to 699 | 41 | 15,258,727 | 16.1 |
| 700 to 749 | 88 | 33,290,511 | 35.2 |
| 750 to 799 | 102 | 44,025,923 | 46.5 |
| 800 to 849 | 4 | 1,766,160 | 1.9 |
| Total: | 236 | $94,684,584 | 100.0% |

## First Payment Year

| First Payment Year | Count | Balance | Percent |
|---|---|---|---|
| 2004 | 236 | $94,684,584 | 100.0% |
| Total: | 236 | $94,684,584 | 100.0% |

## States

| States | Count | Balance | Percent |
|---|---|---|---|
| AL | 1 | $717,500 | 0.8% |
| AZ | 7 | 1,931,597 | 2.0 |
| CA | 95 | 39,330,523 | 41.5 |
| CO | 4 | 1,415,956 | 1.5 |
| CT | 3 | 1,970,622 | 2.1 |
| DC | 6 | 1,695,000 | 1.8 |
| FL | 21 | 7,245,741 | 7.7 |
| GA | 8 | 2,036,324 | 2.2 |
| IA | 1 | 150,000 | 0.2 |
| IL | 7 | 2,539,838 | 2.7 |
| KS | 1 | 629,591 | 0.7 |
| KY | 1 | 209,294 | 0.2 |
| MA | 4 | 2,125,828 | 2.2 |
| MD | 8 | 3,140,933 | 3.3 |
| MI | 2 | 879,305 | 0.9 |
| MN | 6 | 3,121,893 | 3.3 |
| MO | 4 | 1,248,269 | 1.3 |
| NC | 6 | 2,612,362 | 2.8 |
| NE | 1 | 235,546 | 0.2 |
| NJ | 4 | 1,614,617 | 1.7 |
| NV | 3 | 1,260,798 | 1.3 |
| NY | 8 | 6,695,494 | 7.1 |
| OH | 6 | 1,090,951 | 1.2 |
| OR | 2 | 399,000 | 0.4 |
| PA | 2 | 1,376,223 | 1.5 |
| SC | 5 | 1,592,488 | 1.7 |
| TX | 1 | 743,775 | 0.8 |
| VA | 13 | 4,294,132 | 4.5 |
| WA | 6 | 2,380,987 | 2.5 |
| Total: | 236 | $94,684,584 | 100.0% |

## Top 10 Zipcodes

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 94550 | 6 | $3,611,800 | 3.8% |
| 32561 | 9 | 3,564,588 | 3.8 |
| 10128 | 3 | 3,404,410 | 3.6 |
| 92154 | 7 | 2,837,061 | 3.0 |
| 94568 | 3 | 1,539,315 | 1.6 |
| 11937 | 2 | 1,460,000 | 1.5 |
| 20005 | 5 | 1,374,440 | 1.5 |
| 02114 | 2 | 1,280,000 | 1.4 |
| 92673 | 2 | 1,159,100 | 1.2 |
| 92108 | 3 | 1,141,380 | 1.2 |
| Other | 194 | 73,312,491 | 77.4 |
| Total: | 236 | $94,684,584 | 100.0% |

## Index

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 Year CMT | 215 | $83,966,942 | 88.7% |
| 1 Year Libor | 17 | 8,533,642 | 9.0 |
| 6 Months Libor | 4 | 2,184,000 | 2.3 |
| Total: | 236 | $94,684,584 | 100.0% |

GSR 2004-9
As of June 1, 2004 - Preliminary

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 2.250% | 14 | $6,759,642 | 7.1% |
| 2.750% | 222 | 87,924,942 | 92.9 |
| Total: | 236 | $94,684,584 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% | 236 | $94,684,584 | 100.0% |
| Total: | 236 | $94,684,584 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 1.000% | 4 | $2,184,000 | 2.3% |
| 2.000% | 232 | 92,500,584 | 97.7 |
| Total: | 236 | $94,684,584 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% | 219 | $86,096,584 | 90.9% |
| 6.000% | 17 | 8,588,000 | 9.1 |
| Total: | 236 | $94,684,584 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 7.500% to 7.999% | 3 | $560,118 | 0.6% |
| 8.000% to 8.499% | 3 | 1,064,145 | 1.1 |
| 8.500% to 8.999% | 13 | 4,630,758 | 4.9 |
| 9.000% to 9.499% | 117 | 47,678,606 | 50.4 |
| 9.500% to 9.999% | 83 | 32,162,957 | 34.0 |
| 10.000% to 10.499% | 3 | 1,870,000 | 2.0 |
| 10.500% to 10.999% | 14 | 6,718,000 | 7.1 |
| Total: | 236 | $94,684,584 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 37 to 60 | 236 | $94,684,584 | 100.0% |
| Total: | 236 | $94,684,584 | 100.0% |

| Delinquency | Count | Balance | Percent |
|---|---|---|---|
| Current | 236 | $94,684,584 | 100.0% |
| Total: | 236 | $94,684,584 | 100.0% |

| Balance | Count | Balance | Percent |
|---|---|---|---|
| Conforming | 90 | $20,789,952 | 22.0% |
| Non - Conforming | 146 | 73,894,633 | 78.0 |
| Total: | 236 | $94,684,584 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 163 | $68,260,989 | 72.1% |
| Condominium | 71 | 25,384,406 | 26.8 |
| Planned Unit Development | 2 | 1,039,190 | 1.1 |
| Total: | 236 | $94,684,584 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 212 | $86,513,771 | 91.4% |
| Second Home | 24 | 8,170,813 | 8.6 |
| Total: | 236 | $94,684,584 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 208 | $81,515,361 | 86.1% |
| Rate/Term Refinance | 22 | 10,444,224 | 11.0 |
| CashOut Refinance | 6 | 2,725,000 | 2.9 |
| Total: | 236 | $94,684,584 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Verification | 85 | $31,009,507 | 32.8% |
| Full Documentation | 144 | 59,971,303 | 63.3 |
| Income Verification | 3 | 1,947,000 | 2.1 |
| No Documentation | 4 | 1,756,774 | 1.9 |
| Total: | 236 | $94,684,584 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 236 | $94,684,584 | 100.0% |
| Total: | 236 | $94,684,584 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 180 | $69,515,312 | 73.4% |
| N | 56 | 25,169,273 | 26.6 |
| Total: | 236 | $94,684,584 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 230 | $92,749,336 | 98.0% |
| OLTV > 80 and Insured | 6 | 1,935,248 | 2.0 |
| Total: | 236 | $94,684,584 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 14 | $6,759,642 | 7.1% |
| IndyMac | 17 | 8,588,000 | 9.1 |
| Wells Fargo | 205 | 79,336,942 | 83.8 |
| Total: | 236 | $94,684,584 | 100.0% |

Page 2 of 2

# Goldman, Sachs & Co.

**GSR 2004-9**
**As of June 1, 2004 - Preliminary**

## Stats

| | |
|---|---|
| Count: | 353 |
| Current Balance: | $187,783,023 |
| Average Current Balance: | $531,963 |
| Gross Weighted Average Coupon: | 4.650% |
| Net Weighted Average Coupon: | 3.935% |
| Weighted Average Expense Rate: | 0.714% |
| Weighted Average Expense Rate - after Reset: | 0.714% |
| Original Term: | 360 |
| Remaining Term: | 358 |
| Age: | 2 |
| Original Loan-to-Value Ratio: | 69.75% |
| Margin: | 2.303% |
| Net Margin: | 1.588% |
| Initial Periodic Cap: | 5.000% |
| Subsequent Periodic Cap: | 2.000% |
| Lifetime Cap: | 5.000% |
| Maximum Interest Rate: | 9.650% |
| Months to Next Roll: | 82 |
| FICO Score: | 735 |
| Max Zip Code Percentage: | 2.697% |

## Age

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 322 | $174,004,258 | 92.7% |
| 3 to 5 | 1 | 395,000 | 0.2 |
| 6 to 8 | 5 | 2,836,668 | 1.5 |
| 9 to 11 | 25 | 10,547,097 | 5.6 |
| Total: | 353 | $187,783,023 | 100.0% |

## Original Loan-To-Value Ratio

| | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 30 | $16,493,910 | 8.8% |
| 50.001% to 60.000% | 32 | 17,948,223 | 9.6 |
| 60.001% to 70.000% | 93 | 49,850,576 | 26.5 |
| 70.001% to 75.000% | 35 | 20,711,499 | 11.0 |
| 75.001% to 80.000% | 159 | 81,315,133 | 43.3 |
| 85.001% to 90.000% | 2 | 748,740 | 0.4 |
| 90.001% to 95.000% | 2 | 714,941 | 0.4 |
| Total: | 353 | $187,783,023 | 100.0% |

## FICO Score

| | Count | Balance | Percent |
|---|---|---|---|
| Missing | 1 | $343,784 | 0.2% |
| 600 to 649 | 7 | 3,426,019 | 1.8 |
| 650 to 699 | 55 | 27,512,365 | 14.7 |
| 700 to 749 | 147 | 81,300,452 | 43.3 |
| 750 to 799 | 139 | 73,953,419 | 39.4 |
| 800 to 849 | 4 | 1,246,984 | 0.7 |
| Total: | 353 | $187,783,023 | 100.0% |

## First Payment Year

| | Count | Balance | Percent |
|---|---|---|---|
| 2003 | 30 | $13,383,765 | 7.1% |
| 2004 | 323 | 174,399,258 | 92.9 |
| Total: | 353 | $187,783,023 | 100.0% |

## ARM Type

| | Count | Balance | Percent |
|---|---|---|---|
| 7/1s | 353 | $187,783,023 | 100.0% |
| Total: | 353 | $187,783,023 | 100.0% |

## Principal Balance

| | Count | Balance | Percent |
|---|---|---|---|
| $50,000.01 to $200,000.00 | 4 | $625,960 | 0.3% |
| $200,000.01 to $350,000.00 | 22 | 7,225,195 | 3.8 |
| $350,000.01 to $500,000.00 | 187 | 78,449,650 | 41.8 |
| $500,000.01 to $650,000.00 | 82 | 47,514,938 | 25.3 |
| $650,000.01 to $800,000.00 | 23 | 16,231,701 | 8.6 |
| $800,000.01 to $950,000.00 | 8 | 6,857,341 | 3.7 |
| $950,000.01 to $1,100,000.00 | 16 | 15,959,946 | 8.5 |
| $1,100,000.01 to $1,250,000.00 | 4 | 4,740,137 | 2.5 |
| $1,250,000.01 to $1,400,000.00 | 3 | 4,085,750 | 2.2 |
| $1,400,000.01 to $1,550,000.00 | 3 | 4,492,405 | 2.4 |
| $1,550,000.01 to $1,700,000.00 | 1 | 1,600,000 | 0.9 |
| Total: | 353 | $187,783,023 | 100.0% |

## Current Rate

| | Count | Balance | Percent |
|---|---|---|---|
| 2.500% to 2.749% | 1 | $140,000 | 0.1% |
| 3.500% to 3.749% | 2 | 1,649,165 | 0.9 |
| 3.750% to 3.999% | 18 | 8,065,650 | 4.3 |
| 4.000% to 4.249% | 22 | 10,557,338 | 5.6 |
| 4.250% to 4.499% | 27 | 14,162,403 | 7.5 |
| 4.500% to 4.749% | 115 | 63,767,759 | 34.0 |
| 4.750% to 4.999% | 110 | 59,325,476 | 31.6 |
| 5.000% to 5.249% | 32 | 18,150,299 | 9.7 |
| 5.250% to 5.499% | 16 | 7,014,434 | 3.7 |
| 5.500% to 5.749% | 7 | 3,575,181 | 1.9 |
| 5.750% to 5.999% | 3 | 1,375,318 | 0.7 |
| Total: | 353 | $187,783,023 | 100.0% |

## States

| States | Count | Balance | Percent |
|---|---|---|---|
| AL | 1 | $418,965 | 0.2% |
| AR | 1 | 381,313 | 0.2 |
| AZ | 2 | 934,015 | 0.5 |
| CA | 193 | 105,456,561 | 56.2 |
| CO | 9 | 6,295,309 | 3.4 |
| CT | 8 | 3,523,052 | 1.9 |
| DE | 1 | 538,000 | 0.3 |
| FL | 6 | 4,426,226 | 2.4 |
| GA | 5 | 2,400,631 | 1.3 |
| HI | 1 | 732,850 | 0.4 |
| IL | 18 | 8,846,535 | 4.7 |
| MA | 22 | 9,957,151 | 5.3 |
| MD | 3 | 1,293,153 | 0.7 |
| MI | 1 | 1,486,862 | 0.8 |
| MN | 5 | 2,160,557 | 1.2 |
| MO | 3 | 1,883,527 | 1.0 |
| NC | 4 | 1,894,465 | 1.0 |
| NJ | 7 | 3,646,850 | 1.9 |
| NM | 2 | 1,044,963 | 0.6 |
| NV | 5 | 2,489,679 | 1.3 |
| NY | 7 | 3,183,344 | 1.7 |
| OH | 1 | 146,650 | 0.1 |
| OK | 3 | 431,423 | 0.2 |
| OR | 7 | 1,316,204 | 0.7 |
| PA | 7 | 3,837,980 | 2.0 |
| SC | 1 | 1,000,000 | 0.5 |
| TN | 2 | 1,699,407 | 0.9 |
| TX | 3 | 1,250,971 | 0.7 |
| UT | 1 | 434,950 | 0.2 |
| VA | 18 | 7,556,239 | 4.0 |
| WA | 10 | 5,800,952 | 3.1 |
| WI | 1 | 905,365 | 0.5 |
| WY | 1 | 406,874 | 0.2 |
| Total: | 353 | $187,783,023 | 100.0% |

## Top 10 Zipcodes

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 92130 | 7 | $5,064,962 | 2.7% |
| 90272 | 3 | 2,759,000 | 1.5 |
| 92660 | 3 | 2,087,602 | 1.1 |
| 91604 | 4 | 2,065,364 | 1.1 |
| 91302 | 2 | 2,018,043 | 1.1 |
| 92694 | 4 | 1,971,990 | 1.1 |
| 92253 | 2 | 1,899,356 | 1.0 |
| 94010 | 2 | 1,842,332 | 1.0 |
| 92026 | 3 | 1,837,557 | 1.0 |
| 92603 | 3 | 1,730,813 | 0.9 |
| Other | 321 | 164,506,002 | 87.6 |
| Total: | 353 | $187,783,023 | 100.0% |

## Index

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 Year CMT | 36 | $17,121,024 | 9.1% |
| 1 Year Libor | 317 | 170,661,998 | 90.9 |
| Total: | 353 | $187,783,023 | 100.0% |

# Goldman, Sachs & Co.

## GSR 2004-9
## As of June 1, 2004 - Preliminary

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 2.250% | 312 | $168,029,243 | 89.5% |
| 2.750% | 41 | 19,753,780 | 10.5 |
| Total: | 353 | $187,783,023 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% | 353 | $187,783,023 | 100.0% |
| Total: | 353 | $187,783,023 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 353 | $187,783,023 | 100.0% |
| Total: | 353 | $187,783,023 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% | 353 | $187,783,023 | 100.0% |
| Total: | 353 | $187,783,023 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 7.500% to 7.999% | 1 | $140,000 | 0.1% |
| 8.500% to 8.999% | 20 | 9,714,815 | 5.2 |
| 9.000% to 9.499% | 49 | 24,719,740 | 13.2 |
| 9.500% to 9.999% | 225 | 123,093,235 | 65.6 |
| 10.000% to 10.499% | 48 | 25,164,733 | 13.4 |
| 10.500% to 10.999% | 10 | 4,950,499 | 2.6 |
| Total: | 353 | $187,783,023 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 61 to 84 | 353 | $187,783,023 | 100.0% |
| Total: | 353 | $187,783,023 | 100.0% |

| Delinquency | Count | Balance | Percent |
|---|---|---|---|
| Current | 353 | $187,783,023 | 100.0% |
| Total: | 353 | $187,783,023 | 100.0% |

| Balance | Count | Balance | Percent |
|---|---|---|---|
| Conforming | 8 | $1,802,499 | 1.0% |
| Non - Conforming | 345 | 185,980,523 | 99.0 |
| Total: | 353 | $187,783,023 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 209 | $108,005,423 | 57.5% |
| Planned Unit Development | 112 | 65,401,424 | 34.8 |
| Condominium | 31 | 13,722,980 | 7.3 |
| Two-to-Four Family | 1 | 653,196 | 0.3 |
| Total: | 353 | $187,783,023 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 336 | $178,877,890 | 95.3% |
| Second Home | 16 | 8,417,632 | 4.5 |
| Investment | 1 | 487,500 | 0.3 |
| Total: | 353 | $187,783,023 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 159 | $86,316,677 | 46.0% |
| Rate/Term Refinance | 125 | 62,823,802 | 33.5 |
| CashOut Refinance | 69 | 38,642,544 | 20.6 |
| Total: | 353 | $187,783,023 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Verification | 69 | $37,350,457 | 19.9% |
| Full Documentation | 124 | 68,474,354 | 36.5 |
| No Documentation | 160 | 81,958,212 | 43.6 |
| Total: | 353 | $187,783,023 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 353 | $187,783,023 | 100.0% |
| Total: | 353 | $187,783,023 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 190 | $104,567,956 | 55.7% |
| N | 163 | 83,215,066 | 44.3 |
| Total: | 353 | $187,783,023 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 349 | $186,319,342 | 99.2% |
| OLTV > 80 and Insured | 4 | 1,463,681 | 0.8 |
| Total: | 353 | $187,783,023 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 323 | $174,399,258 | 92.9% |
| Wells Fargo | 30 | 13,383,765 | 7.1 |
| Total: | 353 | $187,783,023 | 100.0% |

**Stats**

Count: 271
Current Balance: $150,815,845
Average Current Balance: $556,516
Gross Weighted Average Coupon: 5.444%
Net Weighted Average Coupon: 5.192%
Weighted Average Expense Rate: 0.252%
Weighted Average Expense Rate - after Reset: 0.377%
Original Term: 360
Remaining Term: 360
Age: 0
Original Loan-to-Value Ratio: 68.03%
Margin: 2.275%
Net Margin: 1.899%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.000%
Maximum Interest Rate: 10.444%
Months to Next Roll: 120
FICO Score: 734
Max Zip Code Percentage: 1.693%

| ARM Type | Count | Balance | Percent |
|---|---|---|---|
| 10/1s | 271 | $150,815,845 | 100.0% |
| Total: | 271 | $150,815,845 | 100.0% |

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| $200,000.01 to $350,000.00 | 20 | $6,879,689 | 4.6% |
| $350,000.01 to $500,000.00 | 113 | 47,372,350 | 31.4 |
| $500,000.01 to $650,000.00 | 79 | 46,118,203 | 30.6 |
| $650,000.01 to $800,000.00 | 30 | 21,658,884 | 14.4 |
| $800,000.01 to $950,000.00 | 12 | 10,629,997 | 7.0 |
| $950,000.01 to $1,100,000.00 | 13 | 12,969,222 | 8.6 |
| $1,100,000.01 to $1,250,000.00 | 2 | 2,337,500 | 1.5 |
| $1,250,000.01 to $1,400,000.00 | 1 | 1,350,000 | 0.9 |
| $1,400,000.01 to $1,550,000.00 | 1 | 1,500,000 | 1.0 |
| Total: | 271 | $150,815,845 | 100.0% |

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 4.250% to 4.499% | 3 | $1,697,711 | 1.1% |
| 4.500% to 4.749% | 4 | 2,631,000 | 1.7 |
| 4.750% to 4.999% | 28 | 15,564,496 | 10.3 |
| 5.000% to 5.249% | 61 | 32,418,189 | 21.5 |
| 5.250% to 5.499% | 50 | 27,558,063 | 18.3 |
| 5.500% to 5.749% | 33 | 20,263,006 | 13.4 |
| 5.750% to 5.999% | 50 | 28,884,502 | 19.2 |
| 6.000% to 6.249% | 24 | 12,464,470 | 8.3 |
| 6.250% to 6.499% | 13 | 7,100,760 | 4.7 |
| 6.500% to 6.749% | 2 | 839,148 | 0.6 |
| 6.750% to 6.999% | 2 | 954,500 | 0.6 |
| 7.000% to 7.249% | 1 | 430,000 | 0.3 |
| Total: | 271 | $150,815,845 | 100.0% |

| Age | Count | Balance | Percent |
|---|---|---|---|
| 0 to 2 | 271 | $150,815,845 | 100.0% |
| Total: | 271 | $150,815,845 | 100.0% |

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 32 | $17,202,322 | 11.4% |
| 50.001% to 60.000% | 33 | 21,793,445 | 14.5 |
| 60.001% to 70.000% | 53 | 30,515,716 | 20.2 |
| 70.001% to 75.000% | 37 | 19,132,159 | 12.7 |
| 75.001% to 80.000% | 113 | 60,984,755 | 40.4 |
| 85.001% to 90.000% | 2 | 789,300 | 0.5 |
| 90.001% to 95.000% | 1 | 398,148 | 0.3 |
| Total: | 271 | $150,815,845 | 100.0% |

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| 600 to 649 | 8 | $3,356,326 | 2.2% |
| 650 to 699 | 44 | 24,474,929 | 16.2 |
| 700 to 749 | 111 | 59,660,568 | 39.6 |
| 750 to 799 | 102 | 59,013,023 | 39.1 |
| 800 to 849 | 6 | 4,310,999 | 2.9 |
| Total: | 271 | $150,815,845 | 100.0% |

| First Payment Year | Count | Balance | Percent |
|---|---|---|---|
| 2004 | 271 | $150,815,845 | 100.0% |
| Total: | 271 | $150,815,845 | 100.0% |

| States | Count | Balance | Percent |
|---|---|---|---|
| AZ | 4 | $2,038,326 | 1.4% |
| CA | 178 | 102,517,354 | 68.0 |
| CO | 3 | 1,394,400 | 0.9 |
| CT | 3 | 1,349,000 | 0.9 |
| FL | 7 | 3,916,078 | 2.6 |
| GA | 1 | 375,000 | 0.2 |
| HI | 1 | 670,000 | 0.4 |
| ID | 1 | 400,000 | 0.3 |
| IL | 5 | 2,909,499 | 1.9 |
| KY | 1 | 600,000 | 0.4 |
| MA | 3 | 1,165,946 | 0.8 |
| MD | 6 | 2,509,049 | 1.7 |
| ME | 1 | 500,000 | 0.3 |
| MN | 2 | 827,240 | 0.5 |
| MT | 1 | 636,000 | 0.4 |
| NC | 1 | 750,000 | 0.5 |
| NJ | 12 | 6,121,767 | 4.1 |
| NV | 1 | 555,000 | 0.4 |
| NY | 10 | 5,668,809 | 3.8 |
| OK | 1 | 479,200 | 0.3 |
| OR | 1 | 649,000 | 0.4 |
| PA | 2 | 1,203,711 | 0.8 |
| RI | 1 | 500,000 | 0.3 |
| SC | 2 | 1,046,400 | 0.7 |
| TX | 5 | 3,180,243 | 2.1 |
| UT | 1 | 712,000 | 0.5 |
| VA | 9 | 3,682,463 | 2.4 |
| WA | 7 | 3,870,360 | 2.6 |
| WI | 1 | 589,000 | 0.4 |
| Total: | 271 | $150,815,845 | 100.0% |

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 90272 | 4 | $2,552,788 | 1.7% |
| 91381 | 4 | 2,396,069 | 1.6 |
| 90274 | 3 | 2,354,421 | 1.6 |
| 93012 | 3 | 2,078,870 | 1.4 |
| 94526 | 3 | 1,888,135 | 1.3 |
| 92024 | 3 | 1,850,274 | 1.2 |
| 92127 | 2 | 1,576,000 | 1.0 |
| 93441 | 1 | 1,500,000 | 1.0 |
| 92130 | 2 | 1,412,299 | 0.9 |
| 95125 | 2 | 1,364,050 | 0.9 |
| Other | 244 | 131,842,939 | 87.4 |
| Total: | 271 | $150,815,845 | 100.0% |

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 Year CMT | 7 | $2,870,636 | 1.9% |
| 1 Year Libor | 264 | 147,945,209 | 98.1 |
| Total: | 271 | $150,815,845 | 100.0% |

# Goldman, Sachs & Co.

## GSR 2004-9
### As of June 1, 2004 - Preliminary

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 2.250% | 255 | $143,906,350 | 95.4% |
| 2.750% | 15 | 6,511,347 | 4.3 |
| 3.625% | 1 | 398,148 | 0.3 |
| Total: | 271 | $150,815,845 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 168 | $92,259,473 | 61.2% |
| Planned Unit Development | 82 | 47,761,784 | 31.7 |
| Condominium | 20 | 10,244,588 | 6.8 |
| Two-to-Four Family | 1 | 550,000 | 0.4 |
| Total: | 271 | $150,815,845 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% | 271 | $150,815,845 | 100.0% |
| Total: | 271 | $150,815,845 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 258 | $143,506,771 | 95.2% |
| Second Home | 10 | 5,332,574 | 3.5 |
| Investment | 3 | 1,976,500 | 1.3 |
| Total: | 271 | $150,815,845 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 271 | $150,815,845 | 100.0% |
| Total: | 271 | $150,815,845 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Purchase | 144 | $83,397,622 | 55.3% |
| Rate/Term Refinance | 79 | 42,562,416 | 28.2 |
| CashOut Refinance | 48 | 24,855,807 | 16.5 |
| Total: | 271 | $150,815,845 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% | 271 | $150,815,845 | 100.0% |
| Total: | 271 | $150,815,845 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Verification | 60 | $31,709,985 | 21.0% |
| Full Documentation | 81 | 47,867,600 | 31.7 |
| No Documentation | 130 | 71,238,260 | 47.2 |
| Total: | 271 | $150,815,845 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 9.000% to 9.499% | 3 | $1,697,711 | 1.1% |
| 9.500% to 9.999% | 32 | 18,195,496 | 12.1 |
| 10.000% to 10.499% | 111 | 59,976,252 | 39.8 |
| 10.500% to 10.999% | 83 | 49,157,508 | 32.6 |
| 11.000% to 11.499% | 37 | 19,565,230 | 13.0 |
| 11.500% to 11.999% | 4 | 1,793,648 | 1.2 |
| 12.000% to 12.499% | 1 | 430,000 | 0.3 |
| Total: | 271 | $150,815,845 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| Y | 271 | $150,815,845 | 100.0% |
| N | 271 | $150,815,845 | 100.0% |
| Total: | | | |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 85 to 120 | 271 | $150,815,845 | 100.0% |
| Total: | 271 | $150,815,845 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| Y | 165 | $96,482,093 | 64.0% |
| N | 106 | 54,333,752 | 36.0 |
| Total: | 271 | $150,815,845 | 100.0% |

| Delinquency | Count | Balance | Percent |
|---|---|---|---|
| Current | 271 | $150,815,845 | 100.0% |
| Total: | 271 | $150,815,845 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 268 | $149,628,397 | 99.2% |
| OLTV > 80 and Insured | 3 | 1,187,448 | 0.8 |
| Total: | 271 | $150,815,845 | 100.0% |

| Balance | Count | Balance | Percent |
|---|---|---|---|
| Non - Conforming | 271 | $150,815,845 | 100.0% |
| Total: | 271 | $150,815,845 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 271 | $150,815,845 | 100.0% |
| Total: | 271 | $150,815,845 | 100.0% |

# Goldman, Sachs & Co.

## GSR 2004-9
### As of June 1, 2004 - Preliminary

**Stats**

| | |
|---|---|
| Count: | 150 |
| Current Balance: | $68,842,119 |
| Average Current Balance: | $458,947 |
| Gross Weighted Average Coupon: | 6.246% |
| Net Weighted Average Coupon: | 5.970% |
| Weighted Average Expense Rate: | 0.276% |
| Weighted Average Expense Rate - after Reset: | 0.276% |
| Original Term: | 357 |
| Remaining Term: | 325 |
| Age: | 31 |
| Original Loan-to-Value Ratio: | 69.86% |
| Margin: | 2.428% |
| Net Margin: | 2.152% |
| Initial Periodic Cap: | 3.858% |
| Subsequent Periodic Cap: | 2.000% |
| Lifetime Cap: | 5.109% |
| Maximum Interest Rate: | 11.355% |
| Months to Next Roll: | 32 |
| FICO Score: | 714 |
| Max Zip Code Percentage: | 1.568% |

**ARM Type**

| ARM Type | Count | Balance | Percent |
|---|---|---|---|
| SEA | 150 | $68,842,119 | 100.0% |
| Total: | 150 | $68,842,119 | 100.0% |

**Principal Balance**

| Principal Balance | Count | Balance | Percent |
|---|---|---|---|
| Lower than $50,000.00 | 1 | $21,530 | 0.0% |
| $200,000.01 to $350,000.00 | 24 | 7,693,313 | 11.2 |
| $350,000.01 to $500,000.00 | 83 | 34,163,136 | 49.6 |
| $500,000.01 to $650,000.00 | 28 | 15,735,183 | 22.9 |
| $650,000.01 to $800,000.00 | 8 | 5,766,769 | 8.4 |
| $800,000.01 to $950,000.00 | 5 | 4,493,992 | 6.5 |
| $950,000.01 to $1,100,000.00 | 1 | 968,196 | 1.4 |
| Total: | 150 | $68,842,119 | 100.0% |

**Current Rate**

| Current Rate | Count | Balance | Percent |
|---|---|---|---|
| 5.000% to 5.249% | 7 | $3,601,071 | 5.2% |
| 5.250% to 5.499% | 2 | 643,390 | 0.9 |
| 5.500% to 5.749% | 3 | 1,356,513 | 2.0 |
| 5.750% to 5.999% | 19 | 8,083,254 | 11.7 |
| 6.000% to 6.249% | 32 | 14,909,723 | 21.7 |
| 6.250% to 6.499% | 36 | 17,226,778 | 25.0 |
| 6.500% to 6.749% | 25 | 11,766,713 | 17.1 |
| 6.750% to 6.999% | 22 | 9,425,281 | 13.7 |
| 7.000% to 7.249% | 1 | 388,107 | 0.6 |
| 7.250% to 7.499% | 3 | 1,441,289 | 2.1 |
| Total: | 150 | $68,842,119 | 100.0% |

**Age**

| Age | Count | Balance | Percent |
|---|---|---|---|
| 21 and up | 150 | $68,842,119 | 100.0% |
| Total: | 150 | $68,842,119 | 100.0% |

**Original Loan-To-Value Ratio**

| Original Loan-To-Value Ratio | Count | Balance | Percent |
|---|---|---|---|
| 0.001% to 50.000% | 19 | $8,415,210 | 12.2% |
| 50.001% to 60.000% | 8 | 3,643,198 | 5.3 |
| 60.001% to 70.000% | 26 | 12,312,588 | 17.9 |
| 70.001% to 75.000% | 28 | 14,300,629 | 20.8 |
| 75.001% to 80.000% | 59 | 26,594,430 | 38.6 |
| 80.001% to 85.000% | 4 | 1,362,856 | 2.0 |
| 85.001% to 90.000% | 5 | 1,867,511 | 2.7 |
| 90.001% to 95.000% | 1 | 345,698 | 0.5 |
| Total: | 150 | $68,842,119 | 100.0% |

**FICO Score**

| FICO Score | Count | Balance | Percent |
|---|---|---|---|
| Missing | 1 | $335,579 | 0.5% |
| 550 to 599 | 1 | 256,114 | 0.4 |
| 600 to 649 | 23 | 10,117,780 | 14.7 |
| 650 to 699 | 40 | 17,553,834 | 25.5 |
| 700 to 749 | 41 | 20,200,329 | 29.3 |
| 750 to 799 | 39 | 18,644,370 | 27.1 |
| 800 to 849 | 5 | 1,734,114 | 2.5 |
| Total: | 150 | $68,842,119 | 100.0% |

**First Payment Year**

| First Payment Year | Count | Balance | Percent |
|---|---|---|---|
| 1998 | 1 | $256,114 | 0.4% |
| 2001 | 109 | 50,408,410 | 73.2 |
| 2002 | 40 | 18,177,596 | 26.4 |
| Total: | 150 | $68,842,119 | 100.0% |

**States**

| States | Count | Balance | Percent |
|---|---|---|---|
| AZ | 8 | $3,216,386 | 4.7% |
| CA | 54 | 25,741,486 | 37.4 |
| CO | 5 | 2,195,154 | 3.2 |
| DC | 3 | 1,753,384 | 2.5 |
| DE | 1 | 396,703 | 0.6 |
| FL | 13 | 5,609,649 | 8.1 |
| GA | 2 | 818,287 | 1.2 |
| IL | 6 | 2,873,780 | 4.2 |
| IN | 1 | 452,003 | 0.7 |
| LA | 1 | 830,431 | 1.2 |
| MD | 2 | 1,093,884 | 1.6 |
| MI | 10 | 4,951,046 | 7.2 |
| MO | 1 | 442,993 | 0.6 |
| NC | 4 | 1,753,019 | 2.5 |
| NE | 1 | 303,058 | 0.4 |
| NM | 4 | 944,899 | 1.4 |
| NV | 4 | 1,837,288 | 2.7 |
| NY | 2 | 954,274 | 1.4 |
| OH | 4 | 1,845,157 | 2.7 |
| PA | 2 | 656,701 | 1.0 |
| SC | 4 | 1,746,391 | 2.5 |
| TN | 1 | 499,043 | 0.7 |
| TX | 5 | 2,780,283 | 4.0 |
| UT | 1 | 256,114 | 0.4 |
| VA | 8 | 3,304,886 | 4.8 |
| WA | 3 | 818,990 | 1.2 |
| WI | 1 | 385,465 | 0.6 |
| WY | 1 | 381,366 | 0.6 |
| Total: | 150 | $68,842,119 | 100.0% |

**Top 10 Zipcodes**

| Top 10 Zipcodes | Count | Balance | Percent |
|---|---|---|---|
| 60015 | 2 | $1,079,310 | 1.6% |
| 90254 | 2 | 1,019,392 | 1.5 |
| 90266 | 2 | 994,915 | 1.4 |
| 94062 | 1 | 968,196 | 1.4 |
| 94010 | 2 | 950,441 | 1.4 |
| 87506 | 1 | 944,899 | 1.4 |
| 94506 | 2 | 934,974 | 1.4 |
| 95121 | 1 | 930,506 | 1.4 |
| 48138 | 2 | 926,461 | 1.3 |
| 90049 | 1 | 918,211 | 1.3 |
| Other | 134 | 59,174,814 | 86.0 |
| Total: | 150 | $68,842,119 | 100.0% |

**Index**

| Index | Count | Balance | Percent |
|---|---|---|---|
| 1 Year CMT | 52 | $24,559,980 | 35.7% |
| 1 Year Libor | 98 | 44,282,139 | 64.3 |
| Total: | 150 | $68,842,119 | 100.0% |

# Goldman, Sachs & Co.

## GSR 2004-9
### As of June 1, 2004 - Preliminary

| Margin | Count | Balance | Percent |
|---|---|---|---|
| 2.250% | 98 | $44,282,139 | 64.3% |
| 2.750% | 52 | 24,559,980 | 35.7 |
| Total: | 150 | $68,842,119 | 100.0% |

| Initial Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 56 | $26,197,439 | 38.1% |
| 5.000% | 94 | 42,644,680 | 61.9 |
| Total: | 150 | $68,842,119 | 100.0% |

| Subsequent Periodic Cap | Count | Balance | Percent |
|---|---|---|---|
| 2.000% | 150 | $68,842,119 | 100.0% |
| Total: | 150 | $68,842,119 | 100.0% |

| Lifetime Cap | Count | Balance | Percent |
|---|---|---|---|
| 5.000% | 133 | $61,365,992 | 89.1% |
| 6.000% | 17 | 7,476,128 | 10.9 |
| Total: | 150 | $68,842,119 | 100.0% |

| Max Rate | Count | Balance | Percent |
|---|---|---|---|
| 10.000% to 10.499% | 9 | $4,244,461 | 6.2% |
| 10.500% to 10.999% | 17 | 7,277,591 | 10.6 |
| 11.000% to 11.499% | 60 | 28,474,535 | 41.4 |
| 11.500% to 11.999% | 49 | 22,149,514 | 32.2 |
| 12.000% to 12.499% | 11 | 5,044,032 | 7.3 |
| 12.500% to 12.999% | 3 | 1,204,655 | 1.7 |
| 13.000% to 13.499% | 1 | 447,330 | 0.6 |
| Total: | 150 | $68,842,119 | 100.0% |

| Months to Roll | Count | Balance | Percent |
|---|---|---|---|
| 0 | 1 | $447,330 | 0.6% |
| 1 to 6 | 11 | 4,731,128 | 6.9 |
| 7 to 36 | 112 | 51,639,293 | 75.0 |
| 37 to 60 | 22 | 9,964,174 | 14.5 |
| 85 to 120 | 4 | 2,060,194 | 3.0 |
| Total: | 150 | $68,842,119 | 100.0% |

| Delinquency | Count | Balance | Percent |
|---|---|---|---|
| Unknown | 150 | $68,842,119 | 100.0% |
| Total: | 150 | $68,842,119 | 100.0% |

| Balance | Count | Balance | Percent |
|---|---|---|---|
| Conforming | 9 | $2,687,602 | 3.9% |
| Non - Conforming | 141 | 66,154,517 | 96.1 |
| Total: | 150 | $68,842,119 | 100.0% |

| Property Type | Count | Balance | Percent |
|---|---|---|---|
| Single Family | 100 | $45,625,814 | 66.3% |
| Planned Unit Development | 26 | 11,857,475 | 17.2 |
| Condominium | 20 | 9,510,459 | 13.8 |
| Two-to-Four Family | 4 | 1,848,372 | 2.7 |
| Total: | 150 | $68,842,119 | 100.0% |

| Occupancy Code | Count | Balance | Percent |
|---|---|---|---|
| Primary Residence | 134 | $61,455,414 | 89.3% |
| Second Home | 11 | 5,562,102 | 8.1 |
| Investment | 5 | 1,824,603 | 2.7 |
| Total: | 150 | $68,842,119 | 100.0% |

| Purpose | Count | Balance | Percent |
|---|---|---|---|
| Rate/Term Refinance | 60 | $27,967,795 | 40.6% |
| Purchase | 56 | 24,584,137 | 35.7 |
| CashOut Refinance | 34 | 16,290,187 | 23.7 |
| Total: | 150 | $68,842,119 | 100.0% |

| Documentation Type | Count | Balance | Percent |
|---|---|---|---|
| Asset Verification | 3 | $844,843 | 1.2% |
| Income Verification | 65 | 29,775,469 | 43.3 |
| Missing | 82 | 38,221,807 | 55.5 |
| Total: | 150 | $68,842,119 | 100.0% |

| Prepayment Penalty Flag | Count | Balance | Percent |
|---|---|---|---|
| N | 150 | $68,842,119 | 100.0% |
| Total: | 150 | $68,842,119 | 100.0% |

| Interest Only | Count | Balance | Percent |
|---|---|---|---|
| N | 150 | $68,842,119 | 100.0% |
| Total: | 150 | $68,842,119 | 100.0% |

| Mortgage Insurance | Count | Balance | Percent |
|---|---|---|---|
| OLTV <= 80 | 140 | $65,266,055 | 94.8% |
| OLTV > 80 and Insured | 10 | 3,576,064 | 5.2 |
| Total: | 150 | $68,842,119 | 100.0% |

| Servicer | Count | Balance | Percent |
|---|---|---|---|
| Countrywide | 1 | $256,114 | 0.4% |
| ABN | 13 | 6,655,947 | 9.7 |
| Bank of America | 98 | 44,282,139 | 64.3 |
| Bank One | 38 | 17,647,920 | 25.6 |
| Total: | 150 | $68,842,119 | 100.0% |

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE
COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.


COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-9, Series 2004-9

112630 GSR 2004-9
Form SE

# GSR0409 - Price/Yield - 1A1

| Balance | $71,205,000.00 | Delay | 24 | Formula | 0 * LIBOR_6M | WAC(1) | 3.428307341 | WAM(1) | 358 |
|---------|---------------|-------|-----|---------|--------------|--------|-------------|--------|-----|
| Coupon | 3.05331 | Dated | 7/1/2004 | NET(1) | 3.053307 | WALA(1) | 2 | | |
| Settle | 7/30/2004 | First Payment | 8/25/2004 | | | | | | |

| Price | 15 | 20 | |
|-------|-----|-----|---|
| 102-18 | 3.056 | 2.861 | Yield |
| 102-18 | 112 | 92 | Spread |
| 102-20 | 3.043 | 2.844 | Yield |
| 102-20 | 110 | 91 | Spread |
| 102-22 | 3.030 | 2.827 | Yield |
| 102-22 | 109 | 89 | Spread |
| 102-24 | 3.017 | 2.809 | Yield |
| 102-24 | 108 | 87 | Spread |
| 102-26 | 3.003 | 2.792 | Yield |
| 102-26 | 106 | 85 | Spread |
| 102-28 | 2.990 | 2.775 | Yield |
| 102-28 | 105 | 84 | Spread |
| 102-30 | 2.977 | 2.758 | Yield |
| 102-30 | 104 | 82 | Spread |
| 103-00 | 2.964 | 2.741 | Yield |
| 103-00 | 102 | 80 | Spread |
| 103-02 | 2.951 | 2.723 | Yield |
| 103-02 | 101 | 78 | Spread |
| 103-04 | 2.938 | 2.706 | Yield |
| 103-04 | 100 | 77 | Spread |
| 103-06 | 2.924 | 2.689 | Yield |
| 103-06 | 99 | 75 | Spread |

| | 15 | 20 |
|---|-----|-----|
| WAL | 5.27 | 3.90 |
| Mod Dum | 4.589 | 3.523 |
| Mod Convexity | 0.379 | 0.227 |
| Principal Window | Aug04 - Apr17 | Aug04 - Apr14 |
| LIBOR_6MO | 1.9400 | 1.9400 |
| LIBOR_1YR | 2.4663 | 2.4663 |
| CMT_1YR | 2.2000 | 2.2000 |
| Prepay | 15 CPR | 20 CPR |
| Optional Redemption | Call (Y) | Call (Y) |

GSR0409 - Price/Yield - 1A1

| | | |
|---|---|---|
| Balance | $71,205,000.00 | |
| Coupon | 3.05331 | |
| Settle | 7/30/2004 | |

| Delay | 15 | | Dated | 7/30/2004 | First Payment | 24 7/1/2004 | Formula NET(1) 8/25/2004 | 0 * LIBOR_6M WAC(1) 3.053307 WALA(1) | 3.426307341 WAM(1) 2 | 358 |

Price

| | | | | |
|---|---|---|---|---|
| 102-18 | 3.056 | 112 | 2.861 | 92 Yield / Spread |
| 102-18 | 3.043 | 110 | 2.844 | 91 Yield / Spread |
| 102-20 | 3.030 | 109 | 2.827 | 89 Yield / Spread |
| 102-22 | 3.017 | 108 | 2.809 | 87 Yield / Spread |
| 102-24 | 3.003 | 106 | 2.792 | 85 Yield / Spread |
| 102-26 | 2.990 | 105 | 2.775 | 84 Yield / Spread |
| 102-28 | 2.977 | 104 | 2.758 | 82 Yield / Spread |
| 102-30 | 2.964 | 102 | 2.741 | 80 Yield / Spread |
| 103-00 | 2.951 | 101 | 2.723 | 78 Yield / Spread |
| 103-02 | 2.938 | 100 | 2.706 | 77 Yield / Spread |
| 103-04 | 2.924 | 99 | 2.689 | 75 Yield / Spread |

| | | | |
|---|---|---|---|
| WAL | 5.27 | 3.90 | |
| Mod Durn | 4.589 | 3.523 | |
| Mod Convexity | 0.379 | 0.227 | |
| Principal Window | Aug04 - Apr17 | Aug04 - Apr14 | |

| | | |
|---|---|---|
| LIBOR_6MO | 1.9400 | 1.9400 |
| LIBOR_1YR | 2.4663 | 2.4663 |
| CMT_1YR | 2.2000 | 2.2000 |
| Prepay | 15 CPR | 20 CPR |
| Optional Redemption | Call (Y) | Call (Y) |

All information contained herein, whether regarding assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or persons involved in the preparation or issuance of this material, may from time to time, have long or short positions in, and buy or sell, securities, futures or options identical with or related to those mentioned herein. We make no representation that any transaction can or could be effected at the indicated prices. This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been provided solely by Goldman, Sachs & Co. acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the collateral furnished by the issuer. Neither the issuer of the certificates nor Goldman, Sachs & Co. nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.